LA-Z-BOY

INCORPORATED



2004 ANNUAL REPORT

With annual sales of nearly $2 billion, La-Z-Boy Incorporated is one of the world's leading residential furniture manufacturers and marketers. Its operating units produce and market furniture for every room of the home and office. La-Z-Boy also is a leading manufacturer of hospitality and assisted-living contract furniture and specialized healthcare seating.

FINANCIAL HIGHLIGHTS

FOR THE YEAR (Amounts in thousands, except per share data)

Fiscal year ended	4/24/04 (52 weeks)	4/26/03 (52 weeks)	4/27/02 (52 weeks)
Sales	$ 1,998,876	$2,111,830	$2,153,952
Operating income	$ 29,136	$ 162,874	$ 96,700
Operating margin	1.5%	7.7%	4.5%
Net income*	$ 2,528	$ 96,098	$ 61,751
Return on average equity*	0.4%	14.5%	8.8%
Return on sales*	0.1%	4.6%	2.9%
Diluted net income per share*	$ 0.05	$ 1.67	$ 1.01
Dividends declared per share	$ 0.40	$ 0.40	$ 0.36
Capital expenditures	$ 31,593	$ 32,821	$ 32,966

Based on income before the cumulative effect of accounting changes.

AT YEAR END (Amounts in thousands, except per share data)

Fiscal year ended	4/24/04 (52 weeks)	4/26/03 (52 weeks)	4/27/02 (52 weeks)
Working capital	$ 370,353	$ 464,907	$ 445,850
Assets	$ 1,047,496	$1,123,066	$1,161,827
Total debt	$ 224,370	$ 223,990	$ 141,662
Debt to capital	30.0%	26.9%	16.6%
Shareholders' equity	$ 522,328	$ 609,939	$ 713,522
Shares outstanding	52,031	55,027	59,953
Book value per share	$ 10.04	$ 11.08	$ 11.90
Market price per share	$ 21.85	$ 18.07	$ 30.20
Number of shareholders	28,500	29,100	33,000
Number of employees	16,125	16,970	17,850
Market value of La-Z-Boy	$1,136,877	$ 994,338	$1,810,581

THE LA-Z-BOY INCORPORATED SHAREHOLDERS MEETING

Tuesday, August 10, 11:00 a.m. EDT, La-Z-Boy Auditorium
1284 N. Telegraph Road, Monroe, MI

THE LA-Z-BOY COMPANIES



Upholstery

Includes both fabric and leather reclining and nonreclining chairs, motion and stationary sofas, sleep sofas, loveseats, chaises and ottomans from the Upholstery Group family of companies:

La-Z-Boy
Bauhaus
La-Z-Boy UK
Clayton Marcus
England
Sam Moore
La-Z-Boy Contract



Casegoods

Includes veneered and solid wood dining room furniture, youth and adult bedroom furniture, occasional tables, chests, home office, entertainment centers and accent pieces from the Casegoods Group family of companies:

Hammary
Kincaid
Lea
Pennsylvania House
American Drew
American of Martinsville


77% Upholstery
23% Casegoods

UPHOLSTERY AND CASEGOODS SALES MIX

As the world's largest upholstery manufacturer, we are in an ideal position to capitalize on the fundamental strengths of this segment

Patrick H. Norton
Chairman of the Board

Kurt L. Darrow
President and Chief Executive Officer

To our shareholders:

Over the course of fiscal year 2004, La-Z-Boy Incorporated finalized and began implementation of specific strategies designed to provide a solid foundation for the future, even in a marketplace and time frame where challenging economic conditions persist. Our core strategies include:

- Extending and leveraging the power of the La-Z-Boy® brand;
- Accelerating our proprietary retail distribution build-out; and
- Globalizing and rationalizing our total supply chain, while enhancing product quality and shortening lead times.

Moreover, we're building on the positive momentum generated by proactive changes in our organization. We're pleased to report a seamless transition for our incoming President and Chief Executive Officer. Similarly, we have taken steps to strengthen our senior management team through the appointments of Steve Kincaid, President, Casegoods; Rod England, President, Non-Branded Upholstery; and John Case, President, La-Z-Boy Branded Product. Each of these individuals is a strong leader with demonstrated success in the furniture industry.

Although financial returns were challenging in our industry last year, La-Z-Boy is taking the necessary steps to move the company in the proper direction. By doing so, we're preparing our company for significant growth in the years ahead.

PERFORMANCE

Emerging from a year of volatile domestic economic conditions and escalating foreign competition, La-Z-Boy Incorporated generated almost $2 billion in sales for fiscal year 2004. Of that number, $1.55 billion came from our prime business – upholstery – which represents 77% of our consolidated sales. We believe the upholstery category is a more resilient segment with shorter replacement cycles than casegoods and is trending to become an increasingly larger share of the furniture market. As the world's largest upholstery manufacturer, we are in an ideal position to capitalize on the fundamental strengths of this segment. In addition, our mid-price range makes us less susceptible to wide fluctuations in demand, enabling our company to be more resilient during economic downturns.

[illegible]rniture industry typically has performed as a cyclical [illegible]ss, and last year it was clearly on the down side of the [illegible] While we did not perform at our traditional levels, with [illegible]g income in this fiscal year of $29.1 million, or 1.5% [illegible]ales, we did make the necessary short-term moves [illegible] us more competitive. These included closing three o[illegible]segoods facilities, right-sizing our organization by lo[illegible]employment by 845 people and driving a renewed f[illegible]he customer and growth. The operating profit did [illegible]71.9 million for a non-cash write-down of intangibles [illegible].4 million for restructuring. We are moving forward [illegible]scal year 2005 with these tactical steps behind us and [illegible]re lean structure on which to grow profitably.

Traditionally, La-Z-Boy has been slow to follow downturns in the industry and quick to lead gains. However, with the industry competing in a worldwide market today, some of our historical ratios have been challenged. While last year generated results well below our expectations, we understand and are addressing the conditions that have brought us to this point. Several of those actions and strategies are outlined in this letter and throughout this report. Given our confidence in the results these actions will drive, La-Z-Boy will continue investing in our stock repurchase program as opportunity allows. Through April 2004, our remaining total authorization was 6.8 million shares and our debt-to-capitalization ratio was 30%.

BRAND

In a highly fragmented industry, where the top ten furniture manufacturers and retailers only account for 41% and 13% of respective market share, brand strength is an important area of distinction for La-Z-Boy. According to a *2003 Home Furnishings News Brand Survey*,* the La-Z-Boy® brand jumped from fifth to third on the list of favorite home brands (behind only Rubbermaid and Tupperware brands).

Better yet, as the #1 name in home furniture, the marketing power of the La-Z-Boy® brand continues to grow year after year. We're working to leverage and extend the brand in ways that reach new customers, while maintaining our core customer base. The most visible illustration of this brand strategy can be seen in our successful advertising campaign *La-Z-Boy. The New Look of Comfort®*. As the next extension of that campaign, our just introduced Todd Oldham by La-Z-Boy collection features upholstered products that look distinctly different than your father's La-Z-Boy® recliner. And yet, the same attributes of quality, integrity, trust and reliability remain – only with a greater emphasis on style trends to reach a broader, more inclusive demographic audience. It's all about creating innovative product designs that improve our potential for growth.

We also continue to invest in developing greater consumer awareness of other key brands within our portfolio, including Kincaid®, Pennsylvania House® and England™. This is being achieved through the development of more focused and differentiated positioning of these brands and through the creation of marketing programs to communicate effectively the positioning to each brand's respective target customers.

PROPRIETARY DISTRIBUTION

By increasing our retail strength throughout the country, we are working to fill a void – namely, the lack of a national furniture distribution presence. Based on our current proprietary distribution levels, we already have the foundation in place. According to *Furniture/Today*,** our La-Z-Boy Furniture Galleries® store system, which is mostly owned by independent dealers, is now the fourth largest U.S. stand-alone furniture retail store system and the second largest single-source U.S. furniture store system.

As the #1 name in home furniture, the marketing power of the La-Z-Boy® brand continues to grow year after year



$2.00
$1.50
$1.00
$0.50
$1.60
$1.13
$1.01
$1.67
$0.05
00
01
02
03
04

DILUTED NET INCOME PER SHARE†



$0.50
$0.30
$0.10
$0.32
$0.35
$0.36
$0.40
$0.40
00
01
02
03
04

CASH DIVIDENDS PER SHARE



$2,400
$1,800
$1,200
$ 600
$1,778
$2,248
$2,154
$2,112
$1,999
00
01
02
03
04

SALES (MILLIONS)

Source: HFN Brand Survey, October 6, 2003

***Source: Furniture/Today, The List, Winter 2003*

†*Based on income before the cumulative effect of accounting change. Fiscal year 2004 includes a $1.04 per share charge for write-down of intangibles.*

To communicate a consistent brand image at every point of contact, all La-Z-Boy Furniture Galleries® stores must share the same brand qualities in appearance and consumer experience. Current licensees, with stores that do not reflect the New Generation format, are being asked to remodel or relocate to a more consumer-friendly location. If the circumstances warrant, La-Z-Boy will play a more active role in accelerating the rate of conversion. Our plan is to open, relocate or remodel a minimum of 40 stores per year to reflect the New Generation format. By 2007, we expect to have more than 400 La-Z-Boy Furniture Galleries® stores throughout North America.

We also have developed and are rolling out stand-alone store systems within the Kincaid and England businesses. We plan to open more than six Kincaid® stores in fiscal year 2005, as well as six to eight England™ stores. Both of these stand-alone store systems complement the existing and expanding in-store gallery systems these brands already have in place.

GLOBAL SUPPLY CHAIN

The influx of foreign manufacturers has signaled a basic shift in the furniture industry. For La-Z-Boy, this adds a heightened level of complexity to our operations. As a result of global realities in the casegoods segment, La-Z-Boy has consolidated all casegoods manufacturing into five facilities. Clearly, to remain viable on the global stage, sourcing the production of labor-intensive pieces outside the U.S. is a necessity. So, we've adopted a blended production strategy that employs both domestic and foreign resources. This way, regardless of changing political or economic conditions here in the U.S. or abroad, we have the flexibility to keep our casegoods and upholstery manufacturing processes cost-effective and reliable for the long run.

One outgrowth of this strategy is our formation of La-Z-Boy Global. In time, this effort will enable us to coordinate daily business concerns – such as vendor selection, quality control, customer service and logistics – for all of our casegoods and upholstery companies under one umbrella. What's more, as our efforts to globalize, rationalize and accelerate our global supply chain move forward, we're committed to shortening lead times and turnaround for custom and stock-ordered products at many of our divisions.

In summary, fiscal year 2004 was a difficult year for the furniture industry in general and for La-Z-Boy specifically. We are confident, however, that by focusing on our core strengths – including our brand name, our proprietary store system and our supply chain flexibility – we have laid the foundation for a strong La-Z-Boy future. On behalf of our board of directors, management team and employees, we thank you for your continued support.

Patrick H. Norton
Chairman of the Board

Kurt L. Darrow
President and Chief Executive Officer

By focusing on our core strengths – including our brand name, our proprietary store system and our supply chain flexibility – we have laid the foundation for a strong La-Z-Boy future


LA-Z-BOY
77%
Furniture Brands
45%
Ethan Allen
33%
Hooker
14%
Stanley
0%


0% 20% 40% 60% 80%

UPHOLSTERY REVENUE OF KEY COMPANIES/BRANDS
Source: UBS Estimates


1992
2002
Upholstery 36%
Casegoods 50%
Other 14%
Upholstery 46%
Other 9%
Casegoods 45%

TOTAL INDUSTRY SHIPMENTS, UPHOLSTERY AND CASEGOODS


2002 Sales (Millions)
Furniture Brands
LA-Z-BOY
Ashley
Klaussner
Ethan Allen
Sauder Woodworking
Berkline
Dorel
Lacquer Craft
Natuzzi
0 500 1000 1500 2000 2500

TOP 10 SOURCES FOR U.S. FURNITURE MARKET
Source: Furniture/Today, The List, Winter 2003


All recliners are not created equal...
The one and only La-Z-Boy recliner
lifetime
La-Z-Boy® recliner program


La-Z-Boy print advertisements


LA-Z-BOY
kidz
room to grow
room to play
La-Z-Boy Kidz™ in-store gallery display

BRAND-FOCUSED GROWTH

At La-Z-Boy Incorporated, building on the brand strength of our best-known companies remains a key priority. And, the La-Z-Boy Division leads the way. As reported in the *2003 Home Furnishings News Brand Survey**, La-Z-Boy® repeated its top-rated showing among furniture brands in both awareness and preference, while emerging as the third-strongest brand name in the home. Based on these results, we are well-positioned to extend and leverage this success.

Our efforts to expand what the La-Z-Boy® brand means beyond our core attributes of comfort, quality and value continued with our advertising campaign *La-Z-Boy. The New Look of Comfort®*. Over the last three years, this campaign, through captivating headlines and colorful, eye-catching designs, has succeeded in changing consumer style perceptions of La-Z-Boy® furniture.

A core element of our brand strategy is to deliver one brand image and identity at every touch point a consumer has with La-Z-Boy. We are driving several initiatives to make this a reality including the transition of our corporate identity to our new "Oval Z" logo. This new, more contemporary and stylish logo will be used in all corporate materials and will be integrated, where appropriate, within the communications of all La-Z-Boy divisions. We also have developed an all-new in-store La-Z-Boy Gallery® graphics package, which delivers our updated brand identity in an exciting and consistent way at retail.

While all these initiatives are rooted in the desire to get on the shopping lists of a broader range of consumers, the La-Z-Boy Division remains intensely focused on maintaining our leadership position in recliners. Despite significant competition in this segment, La-Z-Boy continues to hold the largest share of the U.S. recliner market.

To retain and grow that dominance, we've developed a comprehensive new marketing program that illustrates why La-Z-Boy® recliners are the recliners of choice. Through the dual message, "All recliners are not created equal/The one and only La-Z-Boy® recliner," we're reinforcing all the qualities that make our recliners distinctly different, more comfortable and better made. Elements of this program include point-of-sale materials, hang tags, consumer brochures, newspaper advertisements, television spots, in-store wall graphics and direct mail.

Our consumers have told us the power of the La-Z-Boy® brand extends significantly beyond our core upholstery products. We are, therefore, leveraging this power into other categories, including utilizing the La-Z-Boy® brand in the youth category at Lea through our all new La-Z-Boy Kidz™ in-store gallery program. Highlighted by a vibrant new logo, animated designs and playful images, this program is supported by a comprehensive set of advertising materials, including entryway signage, ceiling and wall banners, hang tags and much more.

Pennsylvania House collector's book



Bring the islands home.
WHAT MAKES KINCAID DIFFERENT?
KINCAID
home furnishings
For a retail location near you visit our web site at kincaidfurniture.com
Check out our "NEW" on-line room planner!
pennsylvania house
collector's book
just your style
ESCAPE TO THE ISLANDS

Kincaid national print advertisements

Pennsylvania House Just Your Style™ print advertisement

We're also pursuing brand-focused growth for other La-Z-Boy companies. For Pennsylvania House®, a brand that has stood for traditional, 18th century cherry furniture for more than 100 years, we saw an opportunity to reach out to a younger, more diverse audience. The *Just Your Style*™ campaign, including new advertising and point-of-sale materials, was developed to position Pennsylvania House® products in a more functional, contemporary light. Yet, the campaign remained true to the brand qualities for which the company is known. As a result, we met the needs of both existing and new customers, increasing sales in the process.

Similarly, Kincaid continued to build its brand through a new advertising campaign in popular home decorating magazines. These ads feature intriguing headlines and attractive product images, along with the signature closing line, *Kincaid. Solid.*™ We also added significant enhancements to the Kincaid Web site, making it a more compelling destination for furniture shoppers.

TOP HOME PRODUCTS BRANDS*

(based on awareness and preference)

BRAND	PRODUCT CATEGORIES	PARENT COMPANY
1 Tupperware	Home storage, food storage	Tupperware
2 Rubbermaid	Food storage	Newell Rubbermaid
3 LA-Z-BOY	Furniture	LA-Z-BOY
4 Maytag	Major appliances	Maytag
5 Kenmore	Appliances, floor care	Sears
6 Whirlpool	Major appliances	Whirlpool
7 Hoover	Floor care	Maytag
8 Corningware	Cookware/bakeware	World Kitchen
9 Sealy	Mattresses	Sealy
10 Pyrex	Cookware/bakeware	World Kitchen

TOP FURNITURE BRANDS*

(furniture industry ranking)

BRAND	AWARENESS	PREFERENCE
1 LA-Z-BOY		
2 Ethan Allen		
3 Broyhill		
4 Thomasville		
5 Lane		
6 Bassett		
7 Sauder Woodworking		
8 Ashley		
9 Berkline		
10 Barcalounger		
13 PENNSYLVANIA HOUSE		

*Source: HFN Brand Survey, October 6, 2003.


KINCAID
LAZBOY
FURNITURE GALLERIES
All recliners are not created equal.
Nebraska Furniture Mart
AMERICA'S HOME FURNISHING STORE
pennsylvania house
England
CUSTOM FURNITURE DIRECT

RC Willey, Las Vegas, Nevada

Kincaid, Charleston, South Carolina

La-Z-Boy Furniture Galleries, Windsor, Ontario

La-Z-Boy Furniture Galleries Design Center

Nebraska Furniture Mart, Kansas City, Missouri

Darvin Furniture, Orland Park, Illinois

England, Boardman, Ohio

GROWTH THROUGH GREATER DISTRIBUTION

To give consumers the furniture choices they want and the shopping convenience they need, La-Z-Boy Incorporated is working to increase the availability of our products through a wide variety of distribution channels. These range from proprietary store systems to in-store galleries to regional chains and other independent retailers.

For La-Z-Boy, one component of sustaining future growth depends on our ability to continue our emphasis on proprietary distribution. This growth is based on the lessons learned during our nearly 30 years of experience managing a system of proprietary furniture stores. As reported by *Furniture/Today*,** the La-Z-Boy Furniture Galleries® store network comprises the fourth largest stand-alone furniture retailer in the U.S., with 324 locations. Of this number, 68 stores have been built or remodeled to reflect our New Generation format.

Introduced in 2001, this New Generation format has been very successful in enabling us to deliver an exceptional and unique furniture shopping experience. As the retail embodiment of the La-Z-Boy® brand, the New Generation stores feature a centralized Design Center, wider pathways, improved merchandising, distinct product gallery presentations and more.

Over the next few years, La-Z-Boy plans to open at least 20 additional La-Z-Boy Furniture Galleries® stores per year, while upgrading the remaining stores to the New Generation format.

Representing another significant distribution outlet for the company is our in-store La-Z-Boy Gallery® system, which is comprised of more than 300 dealers. Moreover, we're in the process of rebranding these locations, including use of the new brand identity and updated point-of-sale materials to deliver a consistent La-Z-Boy® brand experience in this key distribution channel.

We also are focusing on the growth of proprietary stores and in-store galleries for other La-Z-Boy Incorporated companies. Kincaid is expanding its proprietary store system – currently consisting of 17 stand-alone stores and 146 in-store galleries – by adding six to eight new stores per year, with an average size of 13,000 square feet. England is building on the successful opening of its first store last year by moving forward with plans to open six to eight more locations next year. Meanwhile, Pennsylvania House continues to strengthen its proprietary dealer base through its in-store Collector's Galleries™ program at retailers such as Darvin Furniture (pictured left).

At the retail level, Clayton Marcus is reinventing, redesigning and rebranding its in-store gallery program with two all-new displays: Color Studio™ and Home Expressions™. The former is a smaller, entry-level configuration, showcasing a minimum of eight sofas, while the latter expands the presentation with as many as 20 sofa-chair combinations and a swatch wall featuring 750 patterns and colors.

At La-Z-Boy Incorporated, maintaining strong relationships with regional chain stores and independent furniture retailers has proven to be beneficial in bringing a greater number of our products to market. These retailers include RC Willey in Las Vegas (shown top left), a top furniture choice in the western region, and Nebraska Furniture Mart in Kansas City (shown bottom left), a store with approximately 20,500 square feet dedicated to La-Z-Boy Incorporated product. With substantial room to grow in all of these distribution channels, the future looks bright for all of our companies.



Ethan Allen
LA-Z-BOY FURNITURE GALLERIES®
Ashley Furniture HomeStores
Thomasville Home Furnishings Stores
Select Comfort
Bassett Furniture Direct
Drexel Heritage
Norwalk The Furniture Idea

TOP SINGLE-SOURCE STORE NETWORKS

Ranked by Furniture, Bedding and Accessories Sales 2003
Source: Furniture/Today's Survey of Top U.S. Furniture Stores



24%
LA-Z-BOY
67%
Kincaid
9%

LA-Z-BOY INCORPORATED
TOTAL PROPRIETARY DISTRIBUTION: 9.1 MILLION RETAIL SQUARE FEET



350
300
250
200
150
100
50
0
NUMBER OF STORES
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04*
CALENDAR YEARS

NUMBER OF LA-Z-BOY FURNITURE GALLERIES® STORES 1990-2004

*2004 projected

***Source: Furniture/Today, The List, Winter 2003*


Todd Oldham by La-Z-Boy

NEW DESIGNS ON GROWTH

Marking the first time La-Z-Boy has launched a complete line of home furnishings (not just upholstered furniture), the debut of the Todd Oldham by La-Z-Boy collection has been extremely well-received by media and consumers alike. This effort extends the *La-Z-Boy. The New Look of Comfort*® campaign, while broadening the appeal of La-Z-Boy to a younger, more style-focused female market. A renowned home and fashion designer, television personality and author, Todd Oldham has been designing products and living spaces for 20 years.

In partnership with La-Z-Boy, Todd has created a line of products that offer a great combination of style, function and versatility. This exciting collection includes everything from upholstered chairs, sofas and sectionals – available in more than 200 exclusive fabrics – to tables, pillows, lamps, candles, rugs and other decorative accessories. With this much to select from, consumers can truly express their personalities any way they choose.

"The sharpest collection ever to hit the mainstream furniture market," wrote *Metropolitan Home* magazine. That statement was part of an article that is just one example of the tremendous coverage the Todd Oldham by La-Z-Boy collection has received, numbering more than 230 million media impressions (and counting) across the United States and Canada. In addition, the Snap sofa from the collection (pictured above) was selected as an Editor's Choice in *Better Homes & Gardens*, and it has received featured placement in magazines such as *BusinessWeek* and *Elle* and in newspapers such as *The New York Times, The Washington Post* and the *Chicago Tribune.*

What does Todd say? Simple: "If you like it, then it's perfect." We couldn't agree more.

GROWTH BY DELIGHTING ALL CUSTOMERS

La-Z-Boy Incorporated produces a diverse mix of upholstered and wood furniture products for all types of customers, no matter what their age or interest, and continually adapts to make the most of consumer trends and niche markets.

Bauhaus has a stellar reputation as a high-quality, stylish furniture manufacturer. The company is now building on its reputation by leading the way in the distribution of microfiber products, another of today's hottest categories. With characteristics similar to leather, microfiber is luxurious, durable and easy to clean, making it perfect for active families.

At La-Z-Boy, we believe learning about furniture buyers will help us reach our goal of satisfying every customer, every time

Inspired by contemporary jazz musician Steve Tyrell, Pennsylvania House's New Standards: The Steve Tyrell Collection is succeeding in attracting a new, younger consumer base to the brand. This collection is not only generating quick reorders from its traditional dealer network, but it is winning fans among a new dealer base of major independent stores as well.

Clayton Marcus also is working to reach the young furniture buyer. Through its Urban Casual collection, the company is complementing its traditional offerings with products that broaden its consumer base. The collection features a myriad of transitional and relaxed style options, along with refreshingly different colors, fabrics and textures.

With La-Z-Boy® already the favorite brand among consumers, we are undertaking major efforts to address the needs of growing demographic niches. For example, power recliners – such as the Luxury-Lift® Power Lift chair – are a perfect solution for the predicted expansion of the older age group, which is estimated to increase by 30% in the next 10 years.



Microfiber Sofa by Bauhaus

Steve Tyrell Collection by Pennsylvania House

Luxury-Lift® Power Lift chair by La-Z-Boy

Meanwhile, the Matinee Home Theater Collection™ is the answer to today's booming home theater trend. With the cost of movie tickets going up and DVD prices coming down, more customers want to enjoy the latest box-office hits in the comfort of their homes. Matinee theater seating features the quality, comfort and style expected from La-Z-Boy in a collection comprised of several versatile pieces that can be easily customized. La-Z-Boy developed these niche products as a result of our commitment to watching consumer trends and reacting to marketplace demands, as well as taking the time to learn from customers.

At La-Z-Boy, we believe learning about furniture buyers will help us reach our goal of satisfying every customer, every time. In that regard, we recently conducted extensive proprietary research to gain insight into how people think about furniture and furniture shopping. By segmenting consumers into four groups, the company is better able to identify the messages and selling points of individual customers. Ongoing consumer satisfaction research also is being conducted to gauge our success in fulfilling the promise of the La-Z-Boy experience at every stage – from pre-purchase, product and store visit to post-sale and delivery.

A key component to satisfying customers always has been quick delivery, and La-Z-Boy Incorporated is focusing on this competitive platform across the board. Moving forward, we have established a company-wide goal of improving delivery times while maintaining high quality standards. To achieve this objective, we're working to emulate the performance of England – which continues to lead the way with two-week, 98% on-time delivery – by improving our supply chain management in each of our companies.

By maximizing consumer trends and providing excellent service, La-Z-Boy Incorporated is poised to take advantage of the expected growth in the home furnishings sector as a result of record housing starts and low interest rates. Also contributing to the projected increase in the industry is the enormous popularity of the redecorating trend generated by home improvement shows – such as "Trading Spaces," "While You Were Out" and "Extreme Makeover: Home Edition" – as well as a renewed interest in decorating books and magazines.

La-Z-Boy Incorporated constantly analyzes customer needs and incorporates this knowledge into everything we do, from quality control and product design to research and development, advertising and marketing, retail programs and beyond. And, the more we learn, the more we position our entire organization to grow, delighting all customers today and tomorrow.



Gathering House™ by Kincaid



WORKING TOGETHER TO CREATE DREAM HOMES

In January 2004, La-Z-Boy participated in HGTV's 2004 *Dream Home Giveaway, a promotional event that brought* leading architects, landscapers and designers together to build the perfect home from the ground up. The furniture in the home was exclusively provided by La-Z-Boy companies including La-Z-Boy, Kincaid, Hammary, Lea, England and Pennsylvania House.

The classically designed and decorated St. Mary's, Georgia, residence was a hit for HGTV, which received 35 million sweepstakes entries. La-Z-Boy received great exposure through the airing of a one-hour special, news coverage, *print advertisements, promotional displays, pop-up ads and* a virtual tour accessible from the home page of HGTV.com. This event was an ideal way to demonstrate the breadth and style of the complete line of La-Z-Boy Incorporated home furnishings.

Main Floor

La-Z-Boy

Pennsylvania House

Hammary

Upper Floor

Tower Floor

Lea

Kincaid

FINANCIAL REPORT

Through sound financial planning and growth-oriented leadership, we lay the foundation for a brighter future



Bob Mackie Home Classics Collection by American Drew

Management's Discussion and Analysis Contents

This Management's Discussion and Analysis should be read in conjunction with the accompanying Report of Management Responsibilities, Report of Independent Registered Public Accounting Firm, Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

Introduction

Edward M. Knabush and Edwin J. Shoemaker started Floral City Furniture in the 1920s and, in 1928, the newly formed company introduced its first recliner. In 1941, the name was changed to La-Z-Boy Chair Company and then, in 1996, it was changed to La-Z-Boy Incorporated. Since 1941, the La-Z-Boy name has become the most recognized in the industry. Over the last twenty years, we increased our breadth of products mainly through acquisitions of such companies as Kincaid, England, Bauhaus, Hammary and Sam Moore. Further expansion was realized on January 29, 2000, when we acquired LADD Furniture, Inc. La-Z-Boy Incorporated is divided into two segments: the Upholstery Group, which manufactures and distributes upholstered furniture, and the Casegoods Group, which manufactures and distributes mainly wood furniture. The La-Z-Boy Upholstery Group companies are Bauhaus, Clayton Marcus, England, La-Z-Boy, La-Z-Boy Contract, La-Z-Boy UK and Sam Moore. The La-Z-Boy Casegoods Group companies are American Drew, American of Martinsville, Hammary, Kincaid, Lea and Pennsylvania House.

In terms of sales, we are the second largest furniture manufacturer in the United States of America, the largest reclining-chair manufacturer in the world and North America's largest manufacturer of upholstered furniture. We also manufacture and import casegoods (wood) furniture products from outside the U.S. for resale in North America. La-Z-Boy Incorporated is one of the world's leading residential furniture producers, marketing furniture for every room of the home, as well as for the office, hospitality, healthcare and assisted-living industries.

In a recent *HFN Magazine* ("HFN") *Brand Survey*, La-Z-Boy was rated the best-known U.S. furniture brand and the third best-known household consumer brand. This provides us a favorable competitive advantage in the marketplace. We sell mostly to independent retailers who resell to end-users. We also own a small number of retail stores where we sell our own manufactured and imported products to end-users. Another competitive advantage we believe we have is the corporation's vast proprietary distribution network, which is dedicated exclusively to selling La-Z-Boy Incorporated products and brands, and includes 324 stand-alone La-Z-Boy Furniture Galleries® stores and 364 La-Z-Boy in-store galleries. The La-Z-Boy Furniture Galleries® stores are owned mostly by independent dealers. We own 36 stores. According to industry trade publication *Furniture/ Today* (The List, Winter 2003), the La-Z-Boy Furniture Galleries® stores retail network by itself represents the industry's fourth largest U.S. stand-alone furniture retailer and the second largest single-source U.S. furniture store system. Our Kincaid unit has

17 free-standing stores, which are mostly owned by independent dealers. In addition, we also have in-store gallery programs at our Kincaid, Pennsylvania House, Clayton Marcus, England and Lea operating units. Besides our own retail stores, we have agreements with many independent retailers to display and merchandise products from one or more of our operating units and sell them to end-user consumers in dedicated retail space, either through stand-alone stores or in dedicated galleries within their stores. We consider these stores as well as our own retail stores to be "proprietary" and one of the keys to our success. Management intends to increase the proprietary distribution network at a rapid pace over the next few years.

The casegoods industry has been experiencing extreme pressures over the last few years from imports from Asia and South America. Due to the low labor and overhead costs in those countries, the landed manufactured cost of product from those overseas manufacturing facilities is much lower than equivalent furniture produced domestically. To meet the import pressures, our Casegoods Group has been transitioning from a solely domestic manufacturer of casegoods furniture to a blended strategy of domestic manufacturing and importing. This transition has decreased the utilization of domestic production capacity in our plants. We imported 39% of our finished goods for our Casegoods Group, which has almost doubled the amount of imported finished goods over the past two years. Due in part to the changing landscape in the casegoods industry and our transition to adjust to the changes, our Casegoods Group has experienced significant sales declines in the last few years. Consequently, we have shut down several plants in an attempt to bring our capacity in line with market conditions for our casegoods furniture. Contributing to the significant decline in the Casegoods Group has been our casegoods hospitality business. The hospitality industry has seen recessionary pressures which were magnified by the events on September 11, 2001. The casegoods hospitality business is more cyclical than the residential furniture industry and it is lagging behind the improving residential furniture industry.

Effective April 28, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which is an accounting standard that requires us to evaluate goodwill and trade names for impairment at least annually. Upon adoption of SFAS No. 142 in the first quarter of fiscal 2003, we had a significant write-down of goodwill and trade names. Based on our evaluation of goodwill and trade names in the fourth quarter of fiscal 2004, including a valuation by an independent appraisal company, another write-down was necessary for the current year. Subsequent to the first quarter of 2003, our Casegoods segment continued its transition to more importing by closing plants and consolidating operations. During this transition, sales continued to drop in the Casegoods segment. Coupled with the right-sizing of operational assets and declining sales, the fair value of our goodwill and trade names declined. Another significant factor for the decline in fair value of the intangibles was the deteriorating operating results of our hospitality business. The hospitality business accounted for approximately half of the Casegoods write-down and 43% of the total write-down. The adverse impact on net income was $47.6 million for Casegoods segment and $8.3 million for the Upholstery segment. The write-down is discussed further in the Critical Accounting Policies.

There are 288 La-Z-Boy Furniture Galleries® stores that are not owned by us but are owned by over 120 independent dealers. These stores sell La-Z-Boy manufactured product as well as various accessories purchased through La-Z-Boy approved vendors. In some cases, we have extended credit beyond normal trade terms to the independent dealers, made direct loans and/or guaranteed certain loans or leases. Most of these independent dealers have sufficient equity to carry out their principal operating activities without subordinated financial support; however, there are certain independent dealers that we have identified that may not have sufficient equity. Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"), which was issued in December 2003, requires the "primary beneficiary" of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. We have determined that several independent dealers are VIEs, of which, under FIN 46, we are deemed the primary beneficiary and, accordingly, have included them in our consolidated financial statements as of April 24, 2004. Refer to the Critical Accounting Policies for additional discussion of our VIEs.

Results of Operations

Analysis of Operations: Year Ended April 24, 2004
(2004 compared with 2003)

(Amounts in thousands, except per share amounts)

Fiscal year ended	4/24/04	4/26/03	Percent Change
Upholstery sales	$1,547,603	$1,589,778	-2.7%
Casegoods sales	456,090	526,168	-13.3%
Consolidated sales	$1,998,876	$2,111,830	-5.3%
Consolidated gross profit	$ 443,039*	$ 494,569	-10.4%
Consolidated gross margin	22.2%*	23.4%	
Consolidated S,G&A	$ 341,960	$ 331,695	3.1%
S,G&A as a percent of sales	17.1%	15.7%	
Write-down of Upholstery intangibles	$ 11,313	—	N/M
Write-down of Casegoods intangibles	60,630	—	N/M
Consolidated write-down of intangibles	$ 71,943	—	N/M
Upholstery operating income	$ 119,020**	$ 154,617	-23.0%
Casegoods operating income	(68,079)**	32,110	-312.0%
Consolidated operating income	$ 29,136**	$ 162,874	-82.1%
Upholstery operating margin	7.7%**	9.7%	
Casegoods operating margin	-14.9%**	6.1%	
Consolidated operating margin	1.5%**	7.7%	
Income before cumulative effect of accounting change	$ 2,528**	$ 96,098	-97.4%
Diluted earnings per share before cumulative effect of accounting change	$ 0.05**	$ 1.67	-97.0%

* Includes restructuring costs of $10.4 million.
** Includes the write-down of intangibles and restructuring.
N/M = Not meaningful

Although consolidated sales decreased year-over-year, the sales and order rates improved in the last six months of the fiscal year. In the first six months, sales were down 9.3% in comparison to last year. Sales performance gradually improved during the last six months to comparable sales with the previous year. Orders increased 2% in the fourth quarter as compared to the prior year's fourth quarter, which we believe is a sign for growth in the first quarter of fiscal 2005. As discussed in more detail below, net sales for the year were slightly down in the Upholstery Group, while the Casegoods Group experienced a double-digit decline.

Upholstery Group sales declined 7.7% in the first six months of the year due to tough comparables with the prior year and due to the economic environment. Sales increased by 2% and 5% in the last six months and the fourth quarter, respectively.

A major contributing factor in the Casegoods Group decline in sales was the decline in our hospitality business as discussed in the Introduction. The hospitality business was significantly down in comparison to last year due to continued poor economic conditions in the industry since September 11, 2001, and increased competition from imports. Volume suffered due to pressures from importers from China and other countries and also new domestic niche companies, which have entered the hospitality industry. With the increased competition and the poor economic conditions in the industry, our hospitality business has seen a significant decrease in sales. The hospitality business accounted for 26% of the Casegoods decline from the prior year.

Another cause for the decline in our Casegoods Group sales was the decline in orders from some of our larger key customers, who continue importing lower-priced product directly from overseas, therefore reducing or ceasing orders with our Casegoods companies. The Casegoods Group transition into our blended strategy of outsourcing certain products and a shift of production among La-Z-Boy Casegoods facilities should help reduce the cost disparity. However, in the transition into our blended strategy we experienced some outsourcing problems related to production and quality issues, which resulted in lost sales.

Our gross profit as a percent of sales ("gross margin") decreased year-over-year due, in part, to our restructuring efforts. We announced in the first quarter that three of our Casegoods plants would close. These closings will help offset the negative trends relating to the under-absorption of factory costs by increasing efficiencies and better absorbing fixed costs. During the second quarter we ceased operations in two of the three plants and in the fourth quarter we ceased operations in the third plant. Gross margin decreased from 23.4% in the prior fiscal year to 22.2% in fiscal 2004. The restructuring costs of $10.4 million accounted for approximately half of the percentage point decrease in gross margin. Also contributing to the lower gross margin were the following factors:

i) the cost of phasing out certain product lines and promotional pricing;
ii) reduced plant utilization, especially in our hospitality facility;
iii) deflationary pricing pressures over the last few years, which prevented us from increasing prices to offset increased material costs; and

iv) material cost increases on such items as steel, wood, oil, foam and transportation.

Selling, general and administrative expenses (S,G&A) increased in fiscal 2004 compared to the prior year, both in dollar amount and as a percent of sales. Contributing to the increase in S,G&A were the following factors:

i) advertising expense increased over the prior year due to additional emphasis being given to several new product lines and increases related to opening new company-owned retail locations;

ii) new retail locations also increased rent expense over the prior year and, because the new retail stores were in the beginning stage of operations, these stores had a higher S,G&A as a percent of sales;

iii) higher warranty expense in fiscal 2004; and

iv) professional fees expense increased in comparison to the prior year due to fees on technology and other cost-saving projects that are currently under way, as well as the professional fees and internal costs of compliance with the Sarbanes-Oxley Act of 2002.

The operating margin was down significantly due to the $71.9 million write-down of goodwill and trade names. The write-down and restructuring lowered the operating margin by 4.1 percentage points in fiscal 2004. However, even without the write-down, operating margin in fiscal 2004 would have decreased from the previous year due to the higher S,G&A and the lower gross margin as discussed above.

The Upholstery Group operating margin decreased in fiscal 2004 to 7.7% from 9.7% in the prior year. The 2.0 percentage point decrease was partially due to the write-down of goodwill and trade names, which lowered the current year operating margin by 0.7 percentage points. Further contributing to the decrease in operating margin was the increase in S,G&A. As discussed above, an increase in advertising expense, additional costs associated with new retail locations and an increase in warranty expense all contributed to increasing S,G&A. Also, additional sales promotions had a negative impact on the Upholstery Group operating margin.

The Casegoods Group operating margin decreased in fiscal 2004 to (14.9%) from 6.1% in the prior year. The write-down and restructuring contributed to a 15.6 percentage point decrease in the Casegoods Group operating margin during fiscal 2004. The operating margin was negatively impacted by the significant decrease in volume, which resulted in low capacity utilization. Additionally, the Casegoods operating margin decreased because we were unable to decrease S,G&A – a low single-digit decrease – at the same rate as sales – a 13.3% decrease. We marginally lowered our fixed and variable expenses, but not at the same rate as the double-digit decline in sales, and we increased some variable expenditures such as advertising in an attempt to recover lost market share.

Interest expense for the 2004 fiscal year was higher than the 2003 fiscal year due to an increase in average debt of about $4.2 million and a 0.2 percentage point increase in our effective interest rate. The 2004 year-end level of debt was consistent with management's objective to maintain our total debt-to-capitalization ratio (total debt divided by shareholders' equity plus total debt) in the mid-twenties-percentage range. Our debt-to-capitalization percentage was 30.0% at April 24, 2004, and 26.9% at April 26, 2003. In fiscal 2004, the write-down of trade names and goodwill and the consolidation of certain VIEs accounted for a 3.0 percentage point increase in the debt-to-capitalization percentage.

Our effective tax rate was 38% in fiscal 2003 and 89% in fiscal 2004. While our statutory tax rate was the same for fiscal 2004 and fiscal 2003, the write-down of intangibles increased our effective tax rate by 51 percentage points in fiscal 2004.

In both fiscal 2004 and fiscal 2003, diluted earnings per share were negatively impacted by the write-down of goodwill and trade names. The diluted earnings per share before the cumulative effect of accounting change was $1.67 for fiscal 2003 and $0.05 for fiscal 2004. The write-down reduced the diluted earnings per share before cumulative effect of accounting change in fiscal 2004 by $1.04.

Analysis of Operations: Year Ended April 26, 2003
(2003 compared with 2002)

(Amounts in thousands, except per share amounts)

Fiscal year ended	4/26/03	4/27/02	Percent Change
Upholstery sales	$1,589,778	$1,543,756	3.0%
Casegoods sales	526,168	611,268	-13.9%
Consolidated sales	$2,111,830	$2,153,952	-2.0%
Consolidated gross profit	$ 494,569	$ 462,295*	7.0%
Consolidated gross margin	23.4%	21.5%	
Consolidated S,G&A	$ 331,695	$ 353,906	-6.3%
S,G&A as a percent of sales	15.7%	16.4%	
Upholstery operating income	$ 154,617	$ 130,602*	18.4%
Casegoods operating income (loss)	32,110	(10,572)*	403.7%
Consolidated operating income	$ 162,874	$ 96,700*	68.4%
Upholstery operating margin	9.7%	8.5%*	
Casegoods operating margin	6.1%	(1.7%)*	
Consolidated operating margin	7.7%	4.5%*	
Income before cumulative effect of accounting change	$ 96,098	$ 61,751	55.6%
Diluted earnings per share before cumulative effect of accounting change	$ 1.67	$ 1.01	65.3%

*Includes restructuring costs of $3.7 million for Upholstery and $18.5 million for Casegoods.

Fiscal 2003 sales declined from the prior year due to the following factors: (i) cessation of operations by HickoryMark, a small manufacturer of upholstery furniture, in the second quarter of fiscal 2003; (ii) soft retail demand across the entire furniture industry; and (iii) the decision to not sacrifice margins for the sake of generating sales. This decline was somewhat offset by the strength of the La-Z-Boy Furniture Galleries® store system (part of our proprietary distribution system dedicated to La-Z-Boy products, that is mainly comprised of independent dealers), which experienced a 2.7% increase over fiscal 2002 same store sales.

The Upholstery segment sales increase was due to the performance of the La-Z-Boy Furniture Galleries® store system, especially the growth in the New Generation La-Z-Boy Furniture Galleries® stores. During fiscal 2003, 26 New Generation stores were opened. With regard to the prior store format, six were closed, five relocated and three remodeled into the New Generation format. Upholstery sales increased by 3% in fiscal 2003 compared to fiscal 2002; however, this increase was actually higher if we exclude the new retail stores that were opened during the year and the HickoryMark division, which ceased operations in the second quarter of fiscal 2003.

The Pilliod division, which was divested in fiscal year 2002, accounted for 28% of the $85.1 million decline in the Casegoods segment sales in fiscal year 2003. Additional contributing factors to the Casegoods segment sales decline were the following: (i) weak sales in the hospitality sector; (ii) some leading furniture retailers buying casegoods products directly from overseas manufacturers; (iii) a more dramatic decline in customer demand in the upper middle price points, where some of our products are positioned, than in the lower price points; and (iv) a concentrated effort to increase or retain operating margins, which led to a sacrifice in sales.

Gross margin for fiscal 2003 increased to 23.4% from 21.5% in fiscal 2002, which was a 1.9 percentage point gross margin improvement. The restructuring accounted for 1.0 percentage points of the gross margin improvement. The remaining improvement in the gross margin, despite a sales decline, primarily reflected the results of management's efforts to adjust capacity and fixed costs in response to waning consumer confidence and a shift to overseas production. The restructuring measures we put into effect late in fiscal 2001 and during fiscal 2002 resulted in annualized savings of approximately $15.0 million, and in fiscal 2003, we benefited from a full year of those savings. The restructuring resulted in increased capacity utilization at our remaining plants, which allowed us to achieve better absorption of costs by producing a similar volume of product in fewer facilities. Restructuring charges included in gross profit for fiscal 2002 were $22.2 million.

Selling, general and administrative expense (S,G&A) decreased to 15.7% of sales in fiscal 2003 from 16.4% in fiscal 2002. The major factor for the higher S,G&A in fiscal 2002 was due to the amortization of goodwill and trade names, which was 0.4% of sales. The remaining decline was attributable to our cost cutting efforts, a decline in warranty expense and efficiencies created by restructurings in both fiscal 2002 and fiscal 2001. Warranty expense decreased in fiscal 2003 due to (i) discontinuing certain products; (ii) implementing various quality improvement initiatives; and (iii) improving our ability to track and charge outside vendors for defects in materials that were used in our products. In addition, due to the decrease in the warranty expense, we made $3.7 million in adjustments as reflected in the table in Note 9: Financial Guarantees and Product Warranties. Additionally, bad debt expense as a percent of sales was 0.3% in fiscal 2003 and

0.4% in fiscal 2002. Expenditures for research and development costs decreased by $2.3 million in fiscal 2003. Approximately half of the decrease in research and development costs was due to the divestiture of Pilliod and the cessation of HickoryMark operations.

Operating margin was 4.5% in fiscal 2002 compared to 7.7% in fiscal 2003. Fiscal 2002 operating margin was reduced by amortization and restructuring expenses not experienced in fiscal 2003. The operating margin also increased in fiscal 2003 due to the increase in upholstery sales and an increase in sales of imported goods, which had a positive impact on the operating margin of the Casegoods Group.

Contributing to the higher Upholstery Group operating margin in fiscal 2003 was amortization in fiscal 2002. The Upholstery Group operating margin also increased in fiscal 2003 due to increased sales and the performance of our proprietary store network. The Casegoods Group operating margin increased to 6.1% in fiscal 2003 from (1.7%) in fiscal 2002. The restructuring and amortization accounted for a significant portion of the lower operating margin in fiscal 2002. With the closing of four Casegoods plants and converting two other plants to warehouse, subassembly and import service operations, as well as divesting Pilliod, this segment was able to reduce its overhead costs at a faster rate than the sales decline. Sales of imported finished goods product increased to approximately 31% of total Casegoods sales in fiscal year 2003, compared to 21% in fiscal 2002. The operating margin on import sales is higher than on domestic sales; therefore, the increased Casegoods sales of imported goods had a favorable impact on our operating margin.

Interest expense increased 4.4% over the prior year. The increase in interest expense was due to a $19.4 million increase in weighted average debt in fiscal 2003. However, the effective interest rate decreased 0.2 percentage points, partially offsetting the increase in debt levels during the year. As a result of our interest rate swap agreements, we had fixed interest rates at 6.095% plus the applicable borrowing spread under the revolving credit facility on a notional amount of $70 million. On December 19, 2002, we completed a private placement of $86 million in La-Z-Boy Incorporated unsecured notes, with $36 million of these notes having a maturity of seven years and the remaining $50 million having a maturity of ten years. The fixed rate on the seven year notes is 4.56% and on the ten year notes is 5.25%. As a result of the private placements and our interest rate swap agreements, there was only a minor decrease in our weighted average interest rate in fiscal 2003. The private placement was consistent with management's objective to maintain the debt-to-capitalization ratio in the mid-twenties-percentage range and to also take advantage of interest rates that were at 40-year lows, allowing us to lower our weighted average cost of capital.

Diluted earnings per share were impacted by the $130.3 million used to repurchase common stock in the current year. During fiscal 2003, 5.5 million shares were purchased compared to the 1.8 million in fiscal 2002. The significant repurchase of stock was consistent with management initiatives and objectives. The repurchase of shares was somewhat offset by the stock issued for stock options and 401(k) contributions. The net decrease in diluted weighted average common shares was 3.7 million. This decrease in the diluted weighted average common shares had the impact of increasing diluted earnings per share $0.03 after the cumulative effect of accounting change and $0.08 before the cumulative effect of accounting change.

Income tax expense as a percent of pre-tax income was 38.0% in fiscal 2003, compared to 30.6% in fiscal 2002. The $11.8 million Pilliod divestiture tax benefit accounted for an 8.4 percentage point decrease in our effective tax rate.

Liquidity and Financial Condition

Our total assets decreased by 6.7% in the current year due mostly to the write-down of intangibles and a decrease in receivables. Our receivables decreased by 11.9% in fiscal 2004 in comparison to the prior year. Due to adopting FIN 46, we consolidated certain VIEs and this resulted in the elimination of intercompany receivables with those entities. The consolidation of the VIEs accounted for slightly more than half of the decrease in receivables. Additionally, receivables decreased due to the decrease in fiscal 2004 days sales outstanding, mainly in our Upholstery Group. Our long-term debt decreased by $36.8 million in comparison to last year. However, offsetting the decrease in long-term debt was short-term borrowings of $37.2 million in fiscal 2004 compared to none in fiscal 2003. The shift from long-term debt to short-term borrowings was due to lower interest rates on our short-term borrowings.

Our sources of cash liquidity include cash and equivalents, cash from operations and amounts available under credit facilities. These sources have been adequate for day-to-day operations, stock repurchases, dividends to shareholders and capital expenditures. We expect these sources of liquidity to continue to be adequate for the future. Capital expenditures for fiscal 2005 are planned at $30 million to $35 million compared to $31.6 million in fiscal 2004. There are no material commitments for capital expenditures at April 24, 2004. As of April 24, 2004, there were unused lines of credit and commitments of $161.5 million under several credit arrangements.

The following table illustrates the main components of our cash flows:

Cash Flows Provided By (Used For)
(Amounts in thousands)

	4/24/04	4/26/03
Operating activities		
Net income, depreciation and deferred taxes	$11,473	$ 73,015
Write-down of goodwill and trade names (net of taxes)	55,896	59,782
Cumulative effect of consolidating VIEs	8,324	—
Working capital and other	57,209	(14,285)
Investing activities	(35,162)	(54,433)
Cash before financing activities	97,740	64,079
Financing activities		
Repurchase of common stock	(72,509)	(130,287)
Net increase (decrease) in debt	(10,085)	79,989
Other financing activities and exchange rate changes	(14,025)	(11,735)
Net increase in cash and cash equivalents	$ 1,121	$ 2,046

OPERATING ACTIVITIES

The increase in 2004 operating cash flows over 2003 was due primarily to the decrease in inventory. In fiscal 2003, inventories were a $41.0 million use of cash and, in fiscal 2004, inventories were a $16.3 million source of cash. The inventory was higher in fiscal 2003 mainly due to our increase in our sourcing goods from overseas. Additionally, accounts receivable was a source of cash in fiscal 2004 of $7.4 million compared to a $35.0 million source of cash in fiscal 2003, which correlated with the decreased sales over the last two years.

INVESTING ACTIVITIES

One element of our growth strategy is to strengthen our brand portfolios through the expansion of our proprietary gallery store program through the means of independently owned stores or selective retail store acquisitions. During the year, we used $9.2 million for the acquisition of retail stores in the Baltimore metropolitan area. Combined with our already existing strong presence in the Washington D.C. area, this gives us a compelling market share in one of the largest home furnishing markets in the nation.

During fiscal 2004 and fiscal 2003, net cash used in investing activities was $35.2 million and $54.4 million, respectively. The decrease in cash used for investing activities in fiscal 2004 primarily reflected lower capital expenditures and the lower funding requirements of our benefit plans. Our cash before financing activities improved in the current year by 53% in comparison to the prior year.

FINANCING ACTIVITIES

Our financing activities included borrowings and payments on our debt facilities, dividend payments, issuances of stock and stock repurchases. Net cash used for financing activities was $97.4 million in fiscal 2004 compared to $62.6 million in fiscal 2003. The increase in cash used for financing activities was due to net payments in fiscal 2004 on debt of $10.1 million, while in fiscal 2003 we had net proceeds from debt of $80.0 million. The net proceeds in fiscal 2003 were offset by the higher stock purchases. We used $72.5 million during fiscal 2004 to repurchase common stock under the repurchase program approved by our Board of Directors.

On March 30, 2004, we entered into a new unsecured $150 million revolving credit facility agreement. This new facility has an accordion feature, enabling us to expand the facility by $50 million to $200 million with the same terms and conditions, subject to approval by the banks that are a party to the agreement. This agreement replaced our $300 million unsecured revolving credit facility, which would have expired on May 12, 2005. The agreement has a performance-based interest rate pricing grid, ranging from LIBOR plus 0.475% to LIBOR plus 0.800%, determined by our consolidated debt-to-capital ratio. The new revolving credit facility expires on May 1, 2009, and requires that certain financial covenants be met. At April 24, 2004, we were in compliance with all of the covenants under all of our credit facilities.

Our debt-to-capitalization percentage was 30.0% at April 24, 2004, and 26.9% at April 26, 2003. Our debt-to-capitalization ratio is total debt as a percent of the sum of shareholders' equity plus total debt. We believe that the availability of funds under our unused lines of credit and the cash flows from operations are sufficient to fund our capital needs. Management has targeted our debt-to-capitalization ratio to be in the mid-twenties-percentage range in order to effectively blend our cost of equity with the cost of debt.

Payments by Period
(Amounts in thousands)

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$185,472	$ 4,484	$ 4,977	$ 37,691	$ 138,320
Capital lease obligations	1,775	860	739	94	82
Operating lease obligations	170,896	25,296	42,728	33,309	69,563
Other long-term liabilities not reflected on our balance sheet	3,400	1,575	1,506	269	50
Total contractual obligations	$361,543	$32,215	$ 49,950	$ 71,363	$ 208,015

The increase in our debt-to-capitalization percentage was mainly due to the write-down of trade names and goodwill and the consolidation of VIEs. Without these two factors, the debt-to-capitalization percentage would have been 3.0 percentage points lower.

The table at the top of this page summarizes our contractual obligations of the types specified.

In addition to these obligations, we have guaranteed various mortgages and leases of dealers with proprietary stores. The total amount of these guarantees is $10.0 million. Of this, $3.5 million will expire within one year, $5.7 million in one to three years and $0.8 million in four to five years. In recent years, we have increased our importation of product for our Casegoods Group. At the end of the 2004 fiscal year, we had $32.8 million in open purchase orders with foreign casegoods manufacturers. Some of these open purchase orders are cancellable.

Continuing compliance with existing federal, state and local statutes dealing with protection of the environment is not expected to have a material effect upon our capital expenditures, earnings, competitive position or liquidity.

Our Board of Directors has authorized the repurchase of company stock. On October 28, 1987, our Board of Directors announced the authorization of the plan to repurchase company stock. The plan originally authorized 1.0 million shares and, subsequent to October 1987, 22.0 million additional shares have been added to this plan for repurchase. Shares acquired in fiscal years 2004, 2003 and 2002 totaled 3.4 million, 5.5 million and 1.8 million, respectively. As of April 24, 2004, 6.8 million additional shares could be purchased pursuant to this authorization.

With the expected cash flows we anticipate generating in fiscal 2005, we will continue to be opportunistic in our repurchase program, but we have no commitments for repurchases.

The table at the bottom of this page summarizes our repurchase of company stock for the fourth quarter of fiscal 2004.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. Our exposure to interest rate risk results from our floating-rate $150 million revolving credit facility, under which we had $30 million borrowed at April 24, 2004. Management estimates that a 1.0 percentage point change in interest rates would not have a material impact on the results of operations for fiscal 2005, based upon the year-end levels of exposed liabilities.

We are exposed to market risk from changes in the value of foreign currencies. Our exposure to changes in the value of foreign currencies is reduced through our use of foreign currency forward contracts from time to time. At April 24, 2004, we had foreign exchange forward contracts outstanding relating to the Canadian dollar. Substantially all of our imported purchased parts are denominated in U.S. dollars. However, we have risk if China allows their currency to float, since it has been essentially fixed in relation to the U.S. dollar. Today, this risk cannot be hedged and we do not believe it will become a risk in our fiscal 2005 year. We believe that gains or losses resulting from changes in the value of foreign currencies will not be material to our results from operations in fiscal year 2005.

Company Stock Repurchases
(Amounts in thousands)

	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Repurchase Program	Amount Available to Purchase Under the Program
February	185	$ 22.69	185	7,173
March	240	22.53	240	6,933
April	160	22.05	160	6,773
Fourth quarter	585	$ 22.49	585	6,773

Critical Accounting Policies

The following is a discussion of our significant accounting policies. These policies were identified as critical because they are broadly applicable within our operating units. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience differs from the anticipated experience underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

Inventories

Inventories are stated at the lower of cost or market. Cost was determined using the last-in, first-out ("LIFO") basis for approximately 70% and 79% of our inventories at April 24, 2004, and April 26, 2003, respectively. Cost is determined for all other inventories on a first-in, first-out ("FIFO") basis.

Excess of FIFO over the LIFO basis at April 24, 2004, and April 26, 2003, included $12.1 million and $12.4 million, respectively, for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in the periods that the related inventory is sold.

Revenue Recognition and Related Allowances

Shipping terms are FOB shipping point and revenue is recognized upon shipment of product. For product shipped on our company-owned trucks, revenue is recognized upon delivery. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties as well as other incentives that may be offered to customers. We import certain products from foreign ports directly to our domestic customers. In this case, revenue is not recognized until title is assumed by our customer, which is normally after the goods pass through U.S. customs.

Other incentives offered to customers include cash discounts, advertising agreements and other sales incentives. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Other sales incentives are recorded at the time of sale as a reduction to revenue. Our advertising agreements give customers advertising allowances based on revenues and are recorded when the revenue is recognized as a reduction to revenue.

Goodwill and Trade Names

Effective April 28, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. We determined that our trade names are indefinite-lived assets, as defined by SFAS No. 142, and therefore not subject to amortization beginning in fiscal 2003.

In accordance with SFAS No. 142, trade names were tested for impairment by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. Additionally, goodwill was tested for impairment by comparing the fair value of our operating units to their carrying values. The fair value for each operating unit was established based upon a combination of the discounted cash flows and the projected profitability of the market in which the entity operates.

Using these procedures, we determined that, as of April 28, 2002, the carrying value of trade names exceeded their fair value creating an impairment loss of $48.3 million, all of which was attributable to the Casegoods segment, and the carrying value of goodwill exceeded its fair value creating an impairment loss of $29.4 million. Of the pre-tax impairment loss for goodwill, $17.1 million was attributable to the Upholstery segment and $12.3 million was attributable to the Casegoods segment. The after-tax effect of $59.8 million for these impairment losses was included in the cumulative effect of accounting change in our fiscal 2003 consolidated statement of operations.

In the fourth quarter of fiscal 2003, we reevaluated the trade names and goodwill for impairment by comparing the fair values to the carrying values and determined that there was no additional impairment.

In the fourth quarter of fiscal 2004, the annual evaluation of goodwill and trade names was performed. Following the evaluation, it was determined that the carrying value of trade names exceeded their fair value creating an impairment loss of $43.2 million, and the carrying value of goodwill exceeded its fair value creating an impairment loss of $28.7 million. The after-tax effect of the impairment was $55.9 million. The before-tax effect of $71.9 million for these impairment losses was recorded as a component of operating income. Of the total impairment losses, $11.3 million and $60.6 million were attributed to the Upholstery and the Casegoods segments, respectively. One operating unit accounted for the write-down in the Upholstery Group. Recently, this operating unit has experienced a decline in sales and operating income, which caused a decline in the fair value of its intangibles. Casegoods Group sales and operating results have been declining in the last few years. Due to the continued lagging operating results and the change in facts relating to underlying assumptions, the fair value evaluation was lower in the 2004 fiscal fourth quarter than the prior year fourth quarter.

Our evaluations of goodwill and trade names are dependent upon the future projections, which are subject to deviations due to changes in facts and circumstances relating to underlying assumptions including those discussed in our Cautionary Statements Concerning Forward-Looking Statements.

The table at the bottom of this page summarizes changes to goodwill and trade names in fiscal 2003 and fiscal 2004.

Other Loss Reserves

Allowances for doubtful accounts are recorded based on the use of estimates and judgment in regards to risk exposure and collectibility. In fiscal 2004, our reserve for receivables and long-term notes decreased from $36.1 million to $23.7 million. The decrease was due to the consolidation of some of our independent dealers, as required by FIN 46, that had receivables and notes with us.

We have other loss exposures arising from the ordinary course of business including inventory obsolescence, litigation, environmental claims, product liability, restructuring charges and the recoverability of deferred income tax benefits. Establishing loss reserves requires the estimate and judgment of management with respect to risk exposure and ultimate liability. We use legal counsel or other experts as appropriate to assist in developing estimates. Due to the uncertainties and potential changes in facts and circumstances, additional charges related to these reserves could be required in the future.

Financial Guarantees

Effective for the third quarter of fiscal 2003, we adopted Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

Prior to December 31, 2002, we provided secured and unsecured financial guarantees relating to loans and leases in connection with certain La-Z-Boy Furniture Galleries® store dealers whose stores are not owned by the company. Loan guarantees are generally for real estate mortgages with a guarantee period of not more than five years. Lease guarantees are generally for real estate leases and have terms lasting up to five years. These loan and lease guarantees enhance the credit of these dealers. The dealer is required to make periodic fee payments to compensate us for our guarantees. We have recognized liabilities for the fair values of the loan and lease agreements we have entered into since December 31, 2002, but they are not material to our financial position.

(Amounts in thousands)		Balance at 4/27/02	Fiscal 2003 Write-Down and Other	Balance at 4/26/03	Fiscal 2004 Write-Down and Other	Balance at 4/24/04
Goodwill	Upholstery	$ 70,265	$(17,062)	$ 53,203	$ (3,058)	$50,145
	Acquisitions/dispositions	—	(26)	(26)	10,283	10,257
	Total Upholstery	70,265	(17,088)	53,177	7,225	60,402
	Casegoods	37,979	(12,349)	25,630	(25,630)	—
	Consolidation of VIEs	—	—	—	7,714	7,714
	Total goodwill	$108,244	$(29,437)	$ 78,807	$ (10,691)	$68,116
Trade names	Upholstery	$ 14,255	$ —	$ 14,255	$ (8,255)	$ 6,000
	Acquisitions	—	2,690	2,690	—	2,690
	Total Upholstery	14,255	2,690	16,945	(8,255)	8,690
	Casegoods	102,490	(48,291)	54,199	(35,000)	19,199
	Total trade names	$116,745	$(45,601)	$ 71,144	$ (43,255)	$27,889

We would be required to perform under these agreements only if the dealer were to default on the loan or lease. The maximum amounts of potential future payments under loan guarantees and lease guarantees were $5.7 million and $4.3 million, respectively, as of April 24, 2004. Should a default occur on a collateralized loan, we expect the liquidation of the collateral would cover most of the maximum amount of potential future payments under our guarantee obligation.

We have, from time to time, entered into agreements which resulted in indemnifying third parties against certain liabilities, mainly environmental. We believe that judgments, if any, against us related to such agreements would not have a material effect on our business or financial condition.

Our accounting policy for product warranties is to accrue an estimated liability at the time the revenue is recognized. This estimate is based on historical claims and adjusted for currently known warranty issues.

Variable Interest Entities

Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"), which was issued in December 2003, requires the "primary beneficiary" of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

There are 288 La-Z-Boy Furniture Galleries® stores that are not owned by us but are owned by over 120 independent dealers. These stores sell La-Z-Boy manufactured product as well as various accessories purchased through La-Z-Boy approved vendors. In some cases, we have extended credit beyond normal trade terms to the independent dealers, made direct loans and/or guaranteed certain loans or leases. Most of these independent dealers have sufficient equity to carry out their principal operating activities without subordinated financial support; however, there are certain independent dealers that we have identified that may not have sufficient equity. Based on the new criteria for consolidation of VIEs, we have determined that several independent dealers are VIEs, of which, under FIN 46, we are deemed the primary beneficiary and, accordingly, have included them in our consolidated financial statements as of April 24, 2004.

In prior years, we have evaluated the collectiblility of our trade accounts receivable from our independent dealers and we have provided an appropriate reserve relating to the collectibility of our receivables with these dealers or the contingent payout under any guarantees. The following table shows the impact of this new standard on our consolidated balance sheet as of April 24, 2004. The amounts reflected in the table include the elimination of related payables and receivables as well as the profit in inventory. The shareholders' equity change reflects the cumulative effect of the accounting change. The cumulative effect charge has been reduced by the allowance for doubtful accounts related to the consolidated dealers.

(Amounts in thousands)	VIEs	Consolidated
Assets		
Cash and equivalents	$ 3,944	$ 33,882
Receivables, net	(21,826)*	299,801
Inventories, net	12,721	250,568
Other current assets	7,052	69,423
Total current assets	1,891	653,674
Property, plant and equipment, net	7,264	212,739
Intangibles	7,714	96,005
Other long-term assets	(12,484)*	85,078
Total assets	$ 4,385	$1,047,496
Liabilities and shareholders' equity		
Accounts payable	$ 758	$ 93,298
Other current liabilities	4,445	190,023
Total current liabilities	5,203	283,321
Long-term debt and capital leases	7,211	181,807
Other long-term liabilities	295	60,040
Shareholders' equity (deficit)	(8,324)	522,328
Total liabilities and shareholders' equity	$ 4,385	$1,047,496

*Reflects the elimination of intercompany accounts and notes receivable.

The dealers that were consolidated in our financial statements are separate legal entities and their management is their primary decision maker. The assets of the VIEs are included in unallocated assets for purposes of segment reporting.

The Critical Accounting Policies and changes to critical estimates are reviewed by management with our Audit Committee of the Board of Directors and our independent auditors.

Restructuring

In fiscal year 2002, we recorded restructuring charges of $22.2 million. The $22.2 million, which was recorded in cost of sales, was the result of closing down four manufacturing facilities and converting three others to warehousing, subassembly and import service operations. Of the $22.2 million, $3.7 million was attributable to the Upholstery segment and $18.5 million was attributable to the Casegoods segment. The total restructuring charges were comprised of $13.2 million in the second quarter and $9.0 million in the fourth quarter of 2002. As of April 24, 2004, substantially all of the 1,132 employees expected to be terminated as a result of the fiscal 2002 plans are no longer employed by the company. The remaining liability will be paid out in fiscal 2005.

During the first quarter of fiscal 2004, we announced the closing of three of our Casegoods Group manufacturing facilities. This action was the result of underutilization of certain manufacturing facilities as we transition to more foreign-sourced products in order to be competitive with imported furniture. The closure of these facilities resulted in the elimination of 480 jobs. Approximately 75 jobs were created at other facilities resulting from the closures. During fiscal 2004, pre-tax restructuring charges related to the restructuring were $10.4 million, covering the write-down of certain fixed assets and inventories, lease costs and severance related costs, which were recorded in cost of sales. We expect to dispose of two manufacturing plants by sale and the related write-down has been accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Our third plant was leased and the lease expired in our fourth quarter of fiscal 2004. The plants have ceased operations during the year leaving 16 employees remaining at these facilities. The remaining liability will be paid out in fiscal 2005.

We have $9.7 million of assets held for sale included in other long-term assets on our consolidated balance sheet as of April 24, 2004, primarily, as a result of the above restructurings. This includes $8.1 million of buildings and $1.6 million of equipment. All of these assets have been written down to their fair value and are currently being marketed for sale.

Restructuring liabilities along with charges to expense, cash payments or asset write-downs were as follows:

Fiscal 2004

(Amounts in thousands)	4/26/03 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/24/04 Balance
Fixed asset write-downs	$ —	$ 4,256	$ (4,256)	$ —
Severance and benefit related costs	313	1,389	(1,373)	329
Inventory write-downs	—	1,729	(1,729)	—
Other	543	3,067	(3,436)	174
Total	$ 856	$10,441	$(10,794)	$ 503

Fiscal 2003

(Amounts in thousands)	4/27/02 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/26/03 Balance
Fixed asset write-downs	$ —	$ —	$ —	$ —
Severance and benefit related costs	1,500	1,070	(2,257)	313
Other	3,100	—	(2,557)	543
Total	$4,600	$ 1,070	$ (4,814)	$ 856

The fiscal 2003 table above shows additional charges relating to health insurance and workers' compensation for plants previously shut down.

Cautionary Statement Concerning Forward-Looking Statements

We are making forward-looking statements in this document, which are subject to risks and uncertainties. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations. More specifically, forward-looking statements include the information in this document regarding:

- future income, margins and cash flows
- future economic performance
- future growth
- industry and importing trends
- adequacy and cost of financial resources
- management plans

Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes," "plans," "intends" and "expects" or similar expressions. With respect to all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer sentiment or demand; (b) changes in demographics; (c) changes in housing sales; (d) the impact of terrorism or war; (e) energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) the outcome of the anti-dumping investigation by the United States Department of Commerce and potential disruptions from Chinese imports; (i) supply price fluctuations; (j) the impact of imports as it relates to continued domestic production; (k) changes in currency rates; (l) competitive factors; (m) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (n) effects of restructuring actions; (o) changes in the domestic or international regulatory environment; (p) not fully realizing cost reductions through restructurings; (q) ability to implement new global sourcing organization strategies; (r) the impact of new manufacturing technologies; (s) the future financial performance and condition of independently owned dealers that we are required to consolidate into our financial statements or changes requiring us to consolidate additional independently owned dealers; (t) fair value changes to our intangible assets due to actual results differing from projected; (u) the impact of adopting new accounting principles; and (v) factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason.

SHORT-TERM OUTLOOK

Although consumer confidence continues to be fairly strong, housing turnover remains brisk and economic growth has remained fairly robust, the prospect of rising interest rates and record high energy costs have the potential to dampen consumer confidence. Specifically, within our industry, we expect that significant competition, worldwide overcapacity, increasing raw material costs (plywood, steel and selected lumber species) and import pressures will continue to make margin expansion difficult. However, if consumer confidence remains strong, we are well positioned to capitalize on any increased demand for our furniture. Additionally, we expect that the United States Department of Commerce will determine by mid-calendar year whether or not illegal dumping of wood bedroom furniture has occurred and if tariffs are warranted. The impact of any tariff on bedroom furniture may have an effect on our business which cannot be determined at this time.

In the near term, we expect that the Upholstery Group sales for the first quarter will be improved over last year, but margins will be strained as raw material prices have increased and price increases in our products will not take effect until our second fiscal quarter. Our Casegoods Group will continue to face challenges during the first quarter from both a sales and margin perspective. We expect Casegoods Group's sales pressures to continue, but with year-over-year comparisons becoming more favorable. Casegoods Group margins are expected to continue to be pressured by the less than optimal levels of capacity utilization (around 65%) and price increases in lumber. Additionally, the Casegoods Group will know the impact of the anti-dumping action during the first quarter and will reposition its business accordingly.

We are currently expecting consolidated sales for the first quarter of fiscal 2005 to increase in the low single-digit percentage and we anticipate reported earnings for the first quarter to be in the range of $0.08 to $0.12 per diluted share – which includes up to a $0.02 potential loss from consolidated VIEs – versus $0.11 per diluted share in the prior year first quarter, which included $0.07 for restructuring.

LONGER-TERM OUTLOOK

Our long-term outlook is strongly correlated to the growth of our proprietary store network and to the growth in our industry. Leveraging and extending the power of the La-Z-Boy® brand, accelerating the expansion of our proprietary distribution system and driving toward supply chain excellence are our three areas of focus that will drive growth in the future.

First, the La-Z-Boy® brand is unquestionably the most powerful brand in the furniture industry and one of the most favorite brands in the home. In fact, we recently jumped two spots to achieve the number three consumer brand position in the home according to HFN's 2003 biannual household brand survey, moving ahead of two respected and important brands: Maytag (registered trademark of Maytag Corporation) and Kenmore (registered trademark of Sears, Roebuck and Co.). We continue to support our successful *La-Z-Boy. The New Look of Comfort®* advertising campaign, which is targeting women and younger audiences to look at La-Z-Boy in a new innovative way. We have teamed with Todd Oldham to develop a very exciting collection of furniture called Todd Oldham by La-Z-Boy (Todd Oldham is a registered trademark of L-7 Designs, Inc. Patent Pending). This line has been very well received by the consumer press with over 230 million media impressions already, and product began hitting retail floors in our last fiscal quarter. Our long term-goal is to continue to broaden the demographic appeal of our products.

Secondly, we plan to aggressively expand the mostly independently owned La-Z-Boy Furniture Galleries® store system and accelerate the pace at which our old format stores are converted to the more productive New Generation format. This entails opening about 20 new stores per year and relocating or remodeling approximately another 20 stores to the new format annually for the next 4-5 years. We currently have a total of 4.3 million square feet of showroom space in the La-Z-Boy Furniture Galleries® store system, or an average of 13,500 square feet per store. We currently have 68 out of our 324 mostly independently owned stores in the New Generation format. The New Generation stores average 15,000 square feet, and are producing more sales per store than the old format.

Lastly, we are focusing on accelerating the flow of product and globalizing our supply chain. Currently we are importing approximately 39% of our Casegoods products. Additionally, we are importing leather, primarily in cut and sewn kits, and selected high volume fabrics for our Upholstery segment. These imported cut and sewn kits account for about a third of our total leather upholstery volume and make our products more cost competitive. We are continuing our global sourcing efforts and identifying all possible areas where we can create a more cost-competitive and globally integrated supply chain. It is our goal to manage our supply chain and focus on dramatically shortening lead times, improving supply reliability and increasing the global integration of our operations.

Accounting Standards

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). We adopted this standard and it did not have a material impact on our financial statements.

In December 2003, the FASB issued revised SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." The revision of this statement calls for more disclosures on the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. We adopted this statement for our fiscal year ending April 24, 2004, and it did not have a material impact on our financial statements.

Regulatory Developments

The Sarbanes-Oxley Act of 2002 has introduced many new requirements regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the Act, beginning with our 2005 Annual Report, for management to report on the company's internal controls over financial reporting and for the company's independent registered public accountant to attest to this report. During fiscal 2004, we commenced actions to ensure our ability to comply with these requirements. We expect to continue to devote substantial time and incur additional costs during fiscal 2005 to ensure compliance.

The American Furniture Manufacturers Committee for Legal Trade filed with the International Trade Administration, United States Department of Commerce and the United States International Trade Commission, an anti-dumping petition in our second quarter targeting wood bedroom furniture from China, which may affect five of our Casegoods companies. The petition calls for duties on wood bedroom furniture from China. In our fiscal third quarter, the International Trade Commission preliminarily determined that the domestic furniture industry may be suffering a material injury by reason of dumped wood bedroom imports from China. At the present time, the Casegoods Group comprises approximately 23% of our consolidated net sales and wood bedroom furniture imported from China is only about 15% of our Casegoods Group sales, which equals 3.4% of our consolidated net sales. The United States Department of Commerce is scheduled to determine by mid-calendar year whether or not illegal dumping has occurred. We are still assessing and developing strategic plans for the potential impact on our business as it relates to relations with customers and vendors as well as any capacity issues.

Consolidated Statement of Operations

(Amounts in thousands, except per share data)

Fiscal year ended	4/24/04	4/26/03	4/27/02
Sales	$1,998,876	$2,111,830	$2,153,952
Cost of sales	1,555,837	1,617,261	1,691,657
Gross profit	443,039	494,569	462,295
Selling, general and administrative	341,960	331,695	353,906
Write-down of intangibles	71,943	—	—
Loss on divestiture	—	—	11,689
Operating income	29,136	162,874	96,700
Interest expense	11,253	10,510	10,063
Other income, net	4,405	2,633	2,299
Pre-tax income	22,288	154,997	88,936
Income tax expense	19,760	58,899	27,185
Income before cumulative effect of accounting change	2,528	96,098	61,751
Cumulative effect of accounting change (net of tax of $5,101 in 2004 and $17,920 in 2003)	(8,324)	(59,782)	—
Net income (loss)	$ (5,796)	$ 36,316	$ 61,751
Basic average common shares	53,508	57,120	60,739
Basic net income per share before cumulative effect of accounting change	$ 0.05	$ 1.68	$ 1.02
Cumulative effect of accounting change per share	(0.16)	(1.04)	—
Basic net income (loss) per common share	$ (0.11)	$ 0.64	$ 1.02
Diluted weighted average common shares	53,679	57,435	61,125
Diluted net income per share before cumulative effect of accounting change	$ 0.05	$ 1.67	$ 1.01
Cumulative effect of accounting change per share	(0.16)	(1.04)	—
Diluted net income (loss) per common share	$ (0.11)	$ 0.63	$ 1.01

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

(Amounts in thousands, except par value)

As of	4/24/04	4/26/03
Assets		
Current assets		
Cash and equivalents	$ 33,882	$ 28,817
Receivables, less allowance of $15,024 in 2004 and $29,636 in 2003	299,801	340,467
Inventories, net	250,568	252,537
Deferred income taxes	37,969	37,734
Other current assets	31,454	19,939
Total current assets	653,674	679,494
Property, plant and equipment, net	212,739	209,411
Goodwill	68,116	78,807
Trade names	27,889	71,144
Other long-term assets, less allowance of $8,654 in 2004 and $6,481 in 2003	85,078	84,210
Total assets	$ 1,047,496	$ 1,123,066
Liabilities and shareholders' equity		
Current liabilities		
Short-term borrowings	$ 37,219	$ —
Current portion of long-term debt and capital leases	5,344	1,619
Accounts payable	93,298	78,931
Accrued expenses and other current liabilities	147,460	134,037
Total current liabilities	283,321	214,587
Long-term debt	180,988	221,099
Capital leases	819	1,272
Deferred income taxes	20,219	36,928
Other long-term liabilities	39,821	39,241
Contingencies and commitments		
Shareholders' equity		
Preferred shares – 5,000 authorized; none issued	—	—
Common shares, $1 par value – 150,000 authorized; 52,031 outstanding in 2004 and 55,027 outstanding in 2003	52,031	55,027
Capital in excess of par value	216,156	216,081
Retained earnings	253,012	342,628
Accumulated other comprehensive income (loss)	1,129	(3,797)
Total shareholders' equity	522,328	609,939
Total liabilities and shareholders' equity	$ 1,047,496	$ 1,123,066

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Cash Flows

(Amounts in thousands) Fiscal year ended	4/24/04	4/26/03	4/27/02
Cash flows from operating activities			
Net income (loss)	$ (5,796)	$ 36,316	$ 61,751
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Write-down of intangibles	71,943	—	—
Cumulative effect of accounting change – net of income taxes	8,324	59,782	—
Loss on divestiture	—	—	11,689
Depreciation and amortization	29,112	30,695	43,988
Change in receivables	7,430	35,037	(4,489)
Change in inventories	16,309	(41,028)	39,848
Change in payables	13,220	9,927	(23,335)
Change in other assets and liabilities	4,203	(18,221)	17,730
Change in deferred taxes	(11,843)	6,004	(8,431)
Total adjustments	138,698	82,196	77,000
Net cash provided by operating activities	132,902	118,512	138,751
Cash flows from investing activities			
Proceeds from disposals of assets	2,167	4,348	2,341
Capital expenditures	(31,593)	(32,821)	(32,966)
Proceeds from divestiture	—	—	6,048
Acquisitions, net of cash acquired	(9,189)	(3,089)	—
Change in other long-term assets	3,453	(22,871)	7,269
Net cash used for investing activities	(35,162)	(54,433)	(17,308)
Cash flows from financing activities			
Proceeds from debt	101,171	187,173	93,482
Payments on debt	(111,026)	(106,606)	(166,915)
Capital leases	(230)	(578)	(549)
Stock issued for stock option and 401(k) plans	6,714	10,603	17,870
Repurchase of common stock	(72,509)	(130,287)	(40,198)
Dividends paid	(21,514)	(22,941)	(21,886)
Net cash used for financing activities	(97,394)	(62,636)	(118,196)
Effect of exchange rate changes on cash and equivalents	775	603	(41)
Net increase in cash and equivalents	1,121	2,046	3,206
Cash acquired from consolidation of VIEs	3,944	—	—
Cash and equivalents at beginning of the year	28,817	26,771	23,565
Cash and equivalents at end of the year	$ 33,882	$ 28,817	$ 26,771

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statement of Changes In Shareholders' Equity

(Amounts in thousands)	Common Shares	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
At April 28, 2001	$ 60,501	$ 210,924	$ 427,616	$ (3,895)	$ 695,146
Repurchases of common stock	(1,750)		(38,448)		(40,198)
Stock issued for stock options/401(k)	1,202	1,528	15,140		17,870
Tax benefit from exercise of options		2,608			2,608
Dividends paid			(21,886)		(21,886)
Comprehensive income (loss)					
Net income			61,751		
Unrealized loss on marketable securities, net of taxes				(482)	
Realization of losses on marketable securities, net of taxes				1,250	
Translation adjustment				(378)	
Change in fair value of cash flow hedges, net of taxes				(2,159)	
Total comprehensive income					59,982
At April 27, 2002	59,953	215,060	444,173	(5,664)	713,522
Repurchases of common stock	(5,491)		(124,796)		(130,287)
Stock issued for stock options/401(k)	565	162	9,876		10,603
Tax benefit from exercise of options		859			859
Dividends paid			(22,941)		(22,941)
Comprehensive income (loss)					
Net income			36,316		
Unrealized loss on marketable securities, net of taxes				(793)	
Realization of losses on marketable securities, net of taxes				194	
Translation adjustment				2,354	
Change in fair value of cash flow hedges, net of taxes				112	
Total comprehensive income					38,183
At April 26, 2003	55,027	216,081	342,628	(3,797)	609,939
Repurchases of common stock	(3,379)		(69,130)		(72,509)
Stock issued for stock options/401(k)	383	(493)	6,824		6,714
Tax benefit from exercise of options		568			568
Dividends paid			(21,514)		(21,514)
Comprehensive income (loss)					
Net loss			(5,796)		
Unrealized gain on marketable securities, net of taxes				2,475	
Realization of gains on marketable securities, net of taxes				(525)	
Additional minimum pension liability, net of taxes				(457)	
Translation adjustment				1,870	
Change in fair value of cash flow hedges, net of taxes				1,563	
Total comprehensive loss					(870)
At April 24, 2004	$ 52,031	$ 216,156	$ 253,012	$ 1,129	$ 522,328

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements Contents

Note 1: Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements. Our fiscal year ends on the last Saturday of April.

Principles of Consolidation

The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Additionally, we adopted Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"), as of April 24, 2004, which resulted in the consolidation of several of our independently owned La-Z-Boy Furniture Galleries® dealers. Refer to Note 20 and New Pronouncements for further discussion of FIN 46.

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Some of the more significant estimates include depreciation, valuation of inventories, valuation of intangibles, allowances of doubtful accounts, sales returns, legal, environmental, restructuring, product liability and warranty accruals. Actual results could differ from those estimates.

New Pronouncements

FIN 46, which was issued in December 2003, requires the "primary beneficiary" of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. FIN 46 also requires the disclosure of information about the VIE's assets and liabilities and the nature, purpose and activities of consolidated VIEs in its financial statements. Additionally, FIN 46 requires disclosure of information about the nature, purpose and activities for unconsolidated VIEs in which a company holds a significant variable interest. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. We have adopted the provisions of FIN 46 as of April 24, 2004, which resulted in the consolidation of several VIEs. Refer to Note 20 for further discussion.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). We adopted this standard and it did not have a material impact on our financial statements.

In December 2003, the FASB issued revised SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." The revision of this statement calls for more disclosures on the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost recognized during interim periods. We adopted this statement for our fiscal year ending April 24, 2004.

Cash and Equivalents

For purposes of the consolidated balance sheet and statement of cash flows, we consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") basis for approximately 70% and 79% of our inventories at April 24, 2004, and April 26, 2003, respectively. Cost is determined for all other inventories on a first-in, first-out ("FIFO") basis.

Excess of FIFO over the LIFO basis includes $12.1 million and $12.4 million at April 24, 2004, and April 26, 2003, respectively, for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in periods that the related inventory is sold.

Property, Plant and Equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. All maintenance and repair costs are expensed when incurred. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.

Goodwill and Trade Names

In fiscal 2002 and prior fiscal years, goodwill and trade names were amortized on a straight-line basis over 30 years from the date of acquisition. As of the beginning of fiscal 2003, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the amortization of our goodwill and trade names. Under this accounting standard, our goodwill and trade names are required to be reviewed at least annually for impairment. See Note 2 for additional information on our goodwill and trade names and the effect of adopting and applying SFAS No. 142.

Investments

Trading securities are recorded at fair value with unrealized gains and losses included in income. Available-for-sale securities are recorded at fair value with the net unrealized gains and losses reported, net of tax, as a component of other comprehensive income. Realized gains and losses for available-for-sale securities are based on the first-in, first-out method.

Revenue Recognition

Shipping terms are FOB shipping point and revenue is recognized upon shipment of product. For product shipped on our company-owned trucks, revenue is recognized upon delivery. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties, as well as other incentives that may be offered to customers. We import certain products from foreign ports directly to our domestic customers. Consequently, in this case revenue is not recognized until title is assumed by our customer, which is normally after the goods pass through U.S. customs.

Other incentives offered to customers include cash discounts, advertising agreements and other sales incentives programs. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Other sales incentives are recorded at the time of sale as a reduction to revenue. Our advertising agreements give customers advertising allowances based on revenues and are recorded when the revenue is recognized as a reduction to revenue.

Research and Development Costs

Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $15.2 million, $16.4 million and $18.7 million for the fiscal years ended April 24, 2004, April 26, 2003, and April 27, 2002, respectively.

Advertising Expenses

Production costs of commercials and programming and costs of other advertising, promotion and marketing programs are charged to income in the period incurred. Cooperative advertising agreements exist with some customers to reimburse them for actual advertising expenses. The reimbursements are recorded as advertising expense when the customer substantiates the advertising. Advertising expense was $46.4 million, $43.1 million and $40.1 million for the fiscal years ended April 24, 2004, April 26, 2003, and April 27, 2002, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Foreign Currency Translation

The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders' equity in other comprehensive income.

Financial Instruments and Hedging

We had derivative instruments consisting of interest rate swap agreements that were used to fix the interest rate on a portion of the variable interest rate borrowings on our revolving credit facility. These agreements, which matched the terms of the credit facility, were designated and accounted for as cash flow hedges. These interest rate swap agreements expired in December 2003. The effect of marking these contracts to fair value was recorded as a component of shareholders' equity in other comprehensive income.

We also enter into forward foreign currency exchange contracts to limit our exposure from changes in foreign currency exchange rates. These foreign exchange contracts are entered into to support product sales, purchases and financing transactions made in the normal course of business and, accordingly, are not speculative in nature. These contracts are designed to match our currency needs and are therefore designated and accounted for as cash flow hedges.

Accounting for Stock-Based Compensation

We account for our stock-based compensation plans using the intrinsic value method of recognition and measurement principles under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Assuming that we had accounted for our stock-based compensation programs using the fair value method promulgated by SFAS No. 123, proforma net income and net income per share would have been as follows (for the fiscal years ended):

(Amounts in thousands, except per share data)	4/24/04	4/26/03	4/27/02
Net income*	$ 2,528	$ 96,098	$ 61,751
Fair value of stock plan	(2,375)	(2,132)	(2,010)
*Proforma net income**	$ 153	$ 93,966	$ 59,741
Proforma basic *net income per share**	$ —	$ 1.65	$ 0.98
Proforma diluted *net income per share**	$ —	$ 1.64	$ 0.98

*Before cumulative effect of accounting change.

Reclassification

Certain prior year information has been reclassified to be comparable to the current year presentation.

Note 2: Goodwill and Other Intangible Assets

Effective April 28, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. We determined that our trade names are indefinite-lived assets, as defined by SFAS No. 142 and, therefore, not subject to amortization beginning in fiscal 2003.

In accordance with SFAS No. 142, trade names were tested for impairment by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. Additionally, goodwill was tested for impairment by comparing the fair value of our operating units to their carrying values. The fair value for each operating unit was established based upon a combination of the discounted cash flows and the projected profitability of the market in which the entity operates.

Using these procedures, we determined that, as of April 28, 2002, the carrying value of trade names exceeded their fair value creating an impairment loss of $48.3 million, all of which was attributable to the Casegoods segment, and the carrying value of goodwill exceeded its fair value creating an impairment loss of $29.4 million. Of the pre-tax impairment loss for goodwill, $17.1 million was attributable to the Upholstery segment and $12.3 million was attributable to the Casegoods segment. The after-tax effect of $59.8 million for these impairment losses was included in the cumulative effect of accounting change in our fiscal 2003 consolidated statement of operations.

In the fourth quarter of fiscal 2003, we reevaluated the trade names and goodwill for impairment by comparing the fair values to the carrying values and determined that there was no additional impairment.

In the fourth quarter of fiscal 2004, the annual evaluation of goodwill and trade names was performed. Following the evaluation procedures it was determined that the carrying value of trade names exceeded their fair value, creating an impairment loss of $43.2 million, and the carrying value of goodwill exceeded its fair value creating an impairment loss of $28.7 million. The after-tax effect of the impairment was $55.9 million. The before-tax effect of $71.9 million for these impairment losses was recorded as a component of operating income. Of the total impairment losses, $11.3 million and $60.6 million were attributed to the Upholstery and the Casegoods segments, respectively. One operating unit accounted for the write-down in the Upholstery Group. Recently, this operating unit has experienced a decline in sales and operating income, which caused a decline in the fair value of its intangibles. Casegoods Group sales and operating results have been declining in the last few years. Due to continued lagging operating results and changes in facts relating to underlying assumptions, the fair value evaluation was lower in the fiscal 2004 fourth quarter than in the prior year fourth quarter.

Amortization expense for goodwill and trade names was $9.3 million ($7.5 million after tax) in fiscal 2002. Of this $9.3 million, $3.3 million was attributable to the Upholstery segment and $6.0 was attributable to the Casegoods segment.

Notes to Consolidated Financial Statements

The following table summarizes changes to goodwill and trade names in fiscal 2004 and 2003:

	Upholstery Group		Casegoods Group		Other	
(Amounts in thousands)	4/24/04	4/26/03	4/24/04	4/26/03	4/24/04	4/26/03
Goodwill						
Balance at beginning of year	$ 53,177	$ 70,265	$ 25,630	$ 37,979	—	—
Impairment of goodwill	(3,058)	(17,062)	(25,630)	(12,349)	—	—
Acquisitions (dispositions) and consolidation of VIEs	10,283	(26)	—	—	$ 7,714	—
Balance at end of year	$ 60,402	$ 53,177	$ —	$ 25,630	$ 7,714	—
Trade names						
Balance at beginning of year	$ 16,945	$ 14,255	$ 54,199	$102,490	—	—
Impairment of trade names	(8,255)	—	(35,000)	(48,291)	—	—
Acquisitions	—	2,690	—	—	—	—
Balance at end of year	$ 8,690	$ 16,945	$ 19,199	$ 54,199	—	—

Goodwill for our Upholstery Group increased as a result of our acquisition of several retail stores in the Baltimore area. Other goodwill is a result of consolidating VIEs under FIN 46.

Note 3: Inventories

(Amounts in thousands)	4/24/04	4/26/03
Raw materials	$ 74,162	$ 78,713
Work in progress	53,860	50,041
Finished goods	138,500	136,037
FIFO inventories	266,522	264,791
Excess of FIFO over LIFO	(15,954)	(12,254)
Total inventories	$250,568	$252,537

Note 4: Property, Plant and Equipment

(Amounts in thousands)	Estimated Useful Lives	4/24/04	4/26/03
Buildings and building fixtures	3-40 yrs.	$201,804	$199,177
Machinery and equipment	8-15 yrs.	187,116	183,063
Information systems	3-10 yrs.	48,475	42,527
Land and land improvements	20 yrs.	29,903	30,827
Transportation equipment	5-10 yrs.	17,295	15,961
Other	3-10 yrs.	12,183	9,680
Construction in progress		12,905	10,989
		509,681	492,224
Less: accumulated depreciation		296,942	282,813
Property, plant and equipment, net		$212,739	$209,411

Note 5: Investments

Included in other long-term assets were $13.4 million and $13.0 million at April 24, 2004, and April 26, 2003, respectively, of available-for-sale marketable securities to fund future obligations of one of our retirement plans. In addition, we had $13.1 million and $9.4 million of trading securities in other long-term assets as of April 24, 2004, and April 26, 2003, respectively. These investments relate to non-qualified retirement plans which we maintain. The following is a summary of current trading and available-for-sale securities at April 24, 2004, and April 26, 2003:

	Fiscal 2004		
(Amounts in thousands)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading securities	$1,461	$ (9)	$ 13,125
Available-for-sale			
Equity securities	1,241	(31)	8,997
Fixed income	42	(44)	4,183
Other	—	—	256
Total available-for-sale securities	1,283	(75)	13,436
Total securities	$2,744	$ (84)	$ 26,561

	Fiscal 2003		
(Amounts in thousands)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading securities	$ 19	$ (82)	$ 9,363
Available-for-sale			
Equity securities	35	(1,070)	8,401
Fixed income	80	—	4,154
Other	3	—	476
Total available-for-sale securities	118	(1,070)	13,031
Total securities	$ 137	$(1,152)	$ 22,394

The following table summarizes sales of available-for-sale securities (for the fiscal years ended):

(Amounts in thousands)	4/24/04	4/26/03	4/27/02
Proceeds from sales	$6,638	$5,140	$12,651
Gross realized gains	891	187	161
Gross realized losses	$ (56)	$ (496)	$ (2,314)

The fair value of available-for-sale securities by contractual maturity was $0.3 million within one year, $2.3 million within two to five years, $1.1 million within six to ten years and $0.5 million thereafter.

Note 6: Accrued Expenses and Other Current Liabilities

(Amounts in thousands)	4/24/04	4/26/03
Payroll and other compensation	$ 70,651	$ 73,335
Accrued product warranty	12,948	12,109
Income taxes	16,330	6,965
Other current liabilities	47,531	41,628
Accrued expenses and other current liabilities	$ 147,460	$ 134,037

Note 7: Debt

(Amounts in thousands)	Interest Rate	Fiscal Year Maturity	4/24/04	4/26/03
Revolving credit facility	1.64%	2010	$ 30,000	$ 70,000
Industrial revenue bonds	1.3-7.0%	2005-27	24,006	30,478
Private placement notes	6.47%	2008	35,000	35,000
	4.56%	2010	36,000	36,000
	5.25%	2013	50,000	50,000
Other debt	0.1-13.25%	2005-11	10,466	602
Total debt			185,472	222,080
Less: current portion			4,484	981
Long-term debt			$180,988	$221,099
Weighted avg. interest rate			3.7%	5.3%
Fair value of debt			$187,667	$225,504

On March 30, 2004, we entered into a new unsecured $150 million revolving credit facility agreement. This new facility has an accordion feature, enabling us to expand the facility by $50 million to $200 million with the same terms and conditions, subject to approval by the banks that are a party to the agreement. This agreement replaced our $300 million unsecured revolving credit facility, which would have expired on May 12, 2005. The agreement has a performance-based interest rate pricing grid, ranging from LIBOR plus 0.475% to LIBOR plus 0.800%, determined by our consolidated debt-to-capital ratio. This agreement also requires that certain financial covenants be met. The new revolving credit facility expires on May 1, 2009. At April 24, 2004, we are in compliance with all of the covenants under this facility. As of April 24, 2004, we had $120.0 million available for future borrowings under this line of credit.

On December 19, 2002, we completed a private placement of $86 million in La-Z-Boy Incorporated unsecured notes with $36 million of these notes having a maturity of seven years and the remaining $50 million having a maturity of ten years. The fixed rate on the seven year notes is 4.56% and on the ten year notes is 5.25%. The proceeds from this debt issuance were used to reduce the company's bank borrowings and for general corporate purposes.

We have short-term borrowing arrangements with several banks that allow us to borrow funds on demand. Our availability of credit from short-term borrowing lines of credit total $78.7 million, of which we had borrowed $37.2 million at April 24, 2004.

Industrial revenue bonds were used to finance the construction of some of our manufacturing facilities. The facilities constructed from the bond proceeds are mortgaged as collateral for the bonds.

Maturities of long-term debt, subsequent to April 24, 2004, are $4.5 million in 2005, $1.0 million in 2006, $4.0 million in 2007, $36.2 million in 2008, $1.5 million in 2009 and $138.3 million thereafter.

Cash paid for interest during fiscal years 2004, 2003 and 2002 was $11.6 million, $8.9 million and $10.2 million, respectively.

Note 8: Leases

We have operating leases for a manufacturing facility, executive and sales offices, warehouses, showrooms and retail facilities as well as for equipment for manufacturing, transportation and data processing. The operating leases expire at various dates through 2027. Certain transportation leases contain a provision for the payment of contingent rentals based on mileage in excess of stipulated amounts. We lease additional transportation, data processing and other equipment under capital leases expiring at various dates through 2011.

The future minimum lease payments under non-cancellable leases are as follows (for the fiscal years):

(Amounts in thousands)	Operating Leases	Capital Leases
2005	$ 25,296	$ 860
2006	22,966	559
2007	19,762	180
2008	17,295	47
2009	16,014	47
2010 and beyond	69,563	82
	170,896	1,775
Less: interest	—	96
Total	$ 170,896	$ 1,679

The information in the table above includes operating leases of our VIEs of $6.2 million in fiscal 2005, $5.9 million in fiscal 2006, $5.5 million in fiscal 2007, $5.3 million in fiscal 2008, $5.3 million in fiscal 2009 and $14.1 million in fiscal 2010 and beyond.

Rental expense and contingent rentals for capital and operating leases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/24/04	4/26/03	4/27/02
Rental expense	$ 25,838	$ 25,444	$ 20,215
Contingent rentals	$ 446	$ 473	$ 615

Note 9: Financial Guarantees and Product Warranties

Effective for the third quarter of fiscal 2003, we adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

Prior to December 31, 2002, we provided secured and unsecured financial guarantees relating to loans and leases in connection with certain La-Z-Boy Furniture Galleries® dealers whose stores are not owned by the company. Loan guarantees are generally for real estate mortgages with a guarantee period of not more than five years. Lease guarantees are generally for real estate leases and have terms lasting up to five years. These loan and lease guarantees enhance the credit of these dealers. The dealer is required to make periodic fee payments to compensate us for our guarantees. We have recognized liabilities for the fair values of the loan and lease agreements we have entered into since December 31, 2002, but they are not material to our financial position.

We would be required to perform under these agreements only if the dealer were to default on the loan or lease. The maximum amounts of potential future payments under loan guarantees and lease guarantees were $5.7 million and $4.3 million, respectively, as of April 24, 2004. Should a default occur on a collateralized loan, we expect the liquidation of the collateral would cover substantially all of the maximum amount of our potential future payments under our guarantee obligation.

We have, from time to time, entered into agreements which resulted in indemnifying third parties against certain liabilities, mainly environmental. We believe that judgments, if any, against us related to such agreements would not have a material effect on our business or financial condition.

Our accounting policy for product warranties is to accrue an estimated liability at the time the revenue is recognized. This estimate is based on historical claims and adjusted for currently known warranty issues.

A reconciliation of the changes in our product warranty liability is as follows:

(Amounts in thousands)	4/24/04	4/26/03
Balance as of the beginning of the year	$ 19,066	$ 23,038
Accruals during the year	15,319	13,460
Adjustments during the year	—	(3,728)
Settlements during the year	(14,858)	(13,704)
Balance as of the end of the year	$ 19,527	$ 19,066

Note 10: Contingencies

We have been named as a defendant in various lawsuits arising in the ordinary course of business including being named as a potentially responsible party at six environmental clean-up sites. Based on a review of all currently known facts and our experience with previous legal and environmental matters, we have recorded expense in respect of probable and reasonably estimable losses arising from legal and environmental matters and we do not believe that a material additional loss is reasonably possible for legal or environmental matters.

Note 11: Stock Option Plans

Our shareholders have approved an employee incentive stock option plan that provides grants to certain employees to purchase common shares at not less than their fair market value at the date of grant. Granted options become exercisable at 25% per year beginning one year from the date of grant for terms of five or ten years. The plan authorized option grants of up to 7,500,000 common shares. Plan activity is as follows:

	Number of Shares	Weighted Avg. Exercise Price
Outstanding at April 28, 2001	2,528,285	$ 16.33
Granted	663,885	19.80
Exercised	(935,735)	13.80
Expired or cancelled	(211,500)	18.59
Outstanding at April 27, 2002	2,044,935	18.37
Granted	662,800	22.59
Exercised	(358,095)	15.29
Expired or cancelled	(143,118)	20.42
Outstanding at April 26, 2003	2,206,522	20.01
Granted	734,900	20.52
Exercised	(342,170)	17.30
Expired or cancelled	(149,005)	20.94
Outstanding at April 24, 2004	2,450,247	20.48
Exercisable at April 24, 2004	1,096,467	20.28
Exercisable at April 26, 2003	835,417	19.12
Exercisable at April 27, 2002	744,202	$ 17.64
Shares available for grants at April 24, 2004	3,974,860	

The tables on this page include options that were issued to replace outstanding options of a company acquired in fiscal 2000. The options outstanding under this plan as of April 24, 2004, were 52,649 with a weighted average exercise price of $19.30 per share. There are no shares available for future grant under this plan.

Our shareholders have also approved two restricted share plans. Under one plan, a committee of the Board of Directors is authorized to offer for sale up to an aggregate of 750,000 common shares to certain employees. Under a second plan, up to an aggregate of 400,000 common shares are authorized for sale to non-employee directors. Under the restricted share plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a non-employee director. In the event of an employee's or non-employee director's termination during the escrow period, the shares must be sold back to us at their cost.

Common shares aggregating 65,900 and 71,825 were granted and issued during fiscal years 2004 and 2003, respectively, under the employee restricted share plan. Common shares remaining for future grants under this plan amounted to 388,315 at April 24, 2004.

Common shares aggregating 21,000 and 9,300 were granted and issued during fiscal years 2004 and 2003, respectively, under the non-employee directors' restricted share plan. Common shares remaining for future grants under this plan amounted to 233,800 at April 24, 2004.

Shareholders have also approved a performance-based stock plan. This plan authorized awards up to an aggregate of 1,200,000 common shares to key employees. Grants of shares or short-term options

Information regarding currently outstanding and exercisable options is as follows:

Range of Exercise Prices	Number Outstanding at April 24, 2004	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life in Years	Number Exercisable at April 24, 2004	Weighted Avg. Exercise Price
$ 9.54 - $ 13.99	5,015	$ 11.25	2.59	5,015	$ 11.25
$14.41 - $ 20.44	1,529,743	19.02	4.69	599,313	17.85
$22.20 - $ 24.69	915,489	22.98	5.38	492,139	23.33
	2,450,247	$ 20.48	4.95	1,096,467	$ 20.28

to purchase shares are based on achievement of goals over a three-year performance period. At April 24, 2004, target awards were outstanding for which up to approximately 395,000 common shares may be issued through fiscal year 2007 based on the outstanding target awards, depending on the extent to which certain performance objectives are met. The cost of awards is expensed over the performance period. In fiscal year 2004, 94,650 common shares were issued for the three-year period that ended in 2003. There will be no shares issued in relation to the three-year period ended in fiscal 2004.

Actual expense relating to the restricted share plans and the performance-based stock plan was $0.3 million in fiscal 2004, $3.8 million in fiscal 2003 and $2.4 million in fiscal 2002. The performance-based metrics that the performance-based stock plan payouts are based upon were not achieved in the three-year cycle ending in April 2004. Therefore, in fiscal 2004, expense of $0.8 million was reversed relating to prior year accruals for the previously anticipated payout on this plan.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Refer to Note 1 for additional information.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions (for the fiscal years ended):

	4/24/04	4/26/03	4/27/02
Risk free interest rate	3.1%	3.0%	4.4%
Dividend rate	1.9%	1.7%	1.7%
Expected life in years	5.0	5.0	5.0
Stock price volatility	36.0%	40.0%	43.0%

Note 12: Retirement/Welfare

Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Discretionary cash contributions to a trust are made annually based on profits. We maintain a Non-Qualified Deferred Compensation (NQDC) plan for eligible highly compensated employees.

We maintain a non-qualified defined benefit retirement plan for certain former salaried employees. Included in other long-term liabilities were plan obligations of $14.0 million and $13.2 million at April 24, 2004, and April 26, 2003, respectively. This plan is excluded from the obligation charts that follow.

Voluntary 401(k) retirement plans are offered to eligible employees within certain U.S. operating units. For most operating units, we make matching contributions based on specific formulas and this match is made in our common shares. We also maintain defined benefit pension plans for eligible factory hourly employees at some operating units.

The net periodic pension cost and retirement costs for retirement plans were as follows (for the fiscal years ended):

(Amounts in thousands)	4/24/04	4/26/03	4/27/02
Service cost	$ 2,891	$ 2,559	$ 2,918
Interest cost	4,440	4,616	4,254
Expected return on plan assets	(6,727)	(3,883)	(109)
Net amortization and deferral	1,916	(8)	(4,260)
Net periodic pension cost	2,520	3,284	2,803
Profit sharing/NQDC*	10,597	10,615	10,864
401(k)*	5,163	5,601	4,191
Other*	911	795	3,875
Total retirement costs	$19,191	$20,295	$21,733

*Not determined by an actuary.

The funded status of the defined benefit pension plans was as follows:

(Amounts in thousands)	4/24/04	4/26/03
Change in benefit obligation		
Benefit obligation at beginning of year	$ 69,374	$ 61,953
Service cost	2,891	2,559
Interest cost	4,440	4,616
Amendments and new plans	—	22
Actuarial loss	5,750	3,656
Benefits paid	(3,136)	(3,432)
Benefit obligation at year end	79,319	69,374
Change in plan assets		
Fair value of plan assets at beginning of year	68,513	59,807
Actual return on plan assets	16,448	(3,600)
Employer contribution	280	15,738
Benefits paid	(3,136)	(3,432)
Fair value of plan assets at year end	82,105	68,513
Funded (underfunded) status	2,786	(861)
Unrecognized actuarial loss	14,798	20,298
Unamortized prior service cost	521	643
Unrecognized transition obligation	(313)	—
Prepaid benefit cost	$ 17,792	$ 20,080
Accumulated benefit obligation	$ 77,289	$ 67,467

The weighted average actuarial assumptions were as follows (for the fiscal years ended):

	4/24/04	4/26/03	4/27/02
Discount rate used to determine benefit obligations	6.0%	6.5%	7.2%
Discount rate used to determine net benefit cost	6.5%	7.2%	7.2%
Long-term rate of return	8.0%	8.0%	8.0%

Our long-term stated investment objective is to maximize the investment return with the least amount of risk through a combination of capital appreciation and income. The strategic asset allocation targets are 65% equities and 35% fixed income within a range of 5%. As of the end of fiscal 2004, the plans were in an over-funded state. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the funds invested or to be invested to provide the benefits of these plans. This included considering the trust's asset allocation and the expected returns likely to be earned over the life of the plans. This basis is consistent with the prior year. We do not expect to make any contributions to the plan in fiscal year 2005.

The weighted average asset allocations at year end were as follows:

	4/24/04	4/26/03
Equity securities	65%	65%
Debt securities	35%	35%
	100%	100%

Note 13: Restructuring

During the first quarter of fiscal 2004, we announced the closing of three of our Casegoods Group manufacturing facilities. This action was the result of underutilization of certain manufacturing facilities as we transition to more foreign-sourced products in order to be competitive with imported furniture. The closure of these facilities resulted in the elimination of 480 jobs. Approximately 75 jobs were created at other facilities resulting from the closures. During fiscal 2004, pre-tax restructuring charges related to the restructuring were $10.4 million, covering the write-down of certain fixed assets and inventories, lease costs and severance related costs, which were recorded in cost of sales. We expect to dispose of two manufacturing plants by sale and the related write-down has been accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Our third plant was leased and the lease expired in our fourth quarter of fiscal 2004. The plants have ceased operations during the year, leaving 16 employees remaining at these facilities. The remaining liability will be paid out in fiscal 2005.

In fiscal year 2002, we recorded restructuring charges of $22.2 million. The $22.2 million, which was recorded in cost of sales, was the result of closing down four manufacturing facilities and converting three others to warehousing, subassembly and import service operations. Of the $22.2 million, $3.7 million was attributable to the Upholstery segment and $18.5 million was attributable to the Casegoods segment. The total restructuring charges were comprised of $13.2 million in the second quarter and $9.0 million in the fourth quarter of fiscal 2002. As of April 24, 2004, substantially all of the 1,132 employees expected to be terminated as a result of the fiscal 2002 plans were no longer employed by the company. The remaining liability will be paid out in fiscal 2005.

We have $9.7 million of assets held for sale included in other long-term assets on our consolidated balance sheet as of April 24, 2004, primarily, as a result of the above restructurings. This includes $8.1 million of buildings and $1.6 million of equipment. All of these assets have been written down to their fair value and are currently being marketed for sale.

Restructuring liabilities along with charges to expense, cash payments or asset write-downs were as shown below.

		Fiscal 2003			Fiscal 2004		
(Amounts in thousands)	4/27/02 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/26/03 Balance	Charges to Expense	Cash Payment or Asset Write-Down	4/24/04 Balance
Fixed asset write-downs	$ —	$ —	$ —	$ —	$ 4,256	$ (4,256)	$ —
Severance and benefit related costs	1,500	1,070	(2,257)	313	1,389	(1,373)	329
Inventory write-downs	—	—	—	—	1,729	(1,729)	—
Other	3,100	—	(2,557)	543	3,067	(3,436)	174
Total	$4,600	$1,070	$(4,814)	$856	$10,441	$(10,794)	$503

The fiscal 2003 section includes additional charges relating to health insurance and workers' compensation for plants previously shut down.

Note 14: Divestiture

On November 30, 2001, we sold the operations of our Pilliod Furniture unit. We acquired Pilliod, which produced promotionally priced bedroom and occasional furniture at its manufacturing facility in Nichols, S.C., as part of our acquisition of LADD Furniture, Inc., in fiscal 2000. The product line produced by Pilliod did not strategically align with our other product lines. The transaction generated a pre-tax loss of $11.7 million. A tax benefit of $11.8 million was also generated, resulting in a small net gain with no earnings per share effect. Pilliod's sales and net losses – included in our consolidated statement of operations – were $24.2 million and $1.1 million, respectively, for the fiscal year ended April 27, 2002.

Note 15: Income Taxes

The primary components of our deferred tax assets and (liabilities) were as follows:

(Amounts in thousands)	4/24/04	4/26/03
Current		
Allowance for doubtful accounts	$13,375	$ 13,288
Warranty	8,022	7,821
Workers' compensation	3,112	3,052
Deferred and other compensation	6,582	7,665
Inventory	(3,548)	(5,120)
State income tax	2,036	1,325
Restructuring	5,848	3,979
Consolidation of variable interest entities*	5,101	—
Other	(2,559)	5,724
Total current deferred tax assets	37,969	37,734
Noncurrent		
Trade names**	(8,545)	(24,711)
Property, plant and equipment	(15,238)	(14,758)
Pension	(7,269)	(3,452)
Other	10,833	5,993
Total noncurrent deferred tax liabilities	(20,219)	(36,928)
Net deferred tax asset	$17,750	$ 806

*The consolidation of VIEs increased deferred taxes by $5.1 million in fiscal 2004.

**Deferred tax liabilities of $16.0 million and $17.9 million were eliminated in connection with the write-down of trade names for fiscal 2004 and fiscal 2003, respectively.

Our effective tax rate differs from the U.S. federal income tax rate for the following reasons:

(% of pre-tax income)	4/24/04	4/26/03	4/27/02
Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes resulting from:			
State income taxes net of federal benefit	8.0	3.0	3.2
Goodwill impairment	45.1	—	1.8
Dividend from foreign subsidiary	1.4	—	—
Non-deductible meals and entertainment	2.3	0.3	0.5
ESOP benefit	(1.8)	(0.3)	—
Worthless stock deduction	—	—	(8.4)
Miscellaneous items	(1.3)	—	(1.5)
Effective tax rate	88.7%	38.0%	30.6%

As a result of the sale of the operations of Pilliod Furniture during fiscal year 2002, we recognized a substantial "worthless stock" deduction. This deduction is attributable to the difference between the tax basis in the stock of Pilliod and its underlying assets and resulted in a net reduction of federal and state income tax of $7.5 million.

During fiscal 2004, we repatriated earnings of a Canadian subsidiary. The related income tax expense was mostly offset by available tax credits.

Income tax expense is comprised of the following (for the fiscal years ended):

(Amounts in thousands)		4/24/04	4/26/03	4/27/02
Federal	- current	$ 29,316	$ 46,678	$ 29,730
	- deferred	(12,291)	5,087	(7,081)
State	- current	3,719	6,420	4,870
	- deferred	(984)	714	(334)
Total income tax expense		$ 19,760	$ 58,899	$ 27,185

Cash paid for taxes during the fiscal years ended April 24, 2004, April 26, 2003, and April 27, 2002, was $30.0 million, $60.9 million and $24.0 million, respectively.

Note 16: Earnings Per Share

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share uses the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our dilutive potential common shares are for employee stock related plans described in Note 11. Outstanding share information is as follows (for the fiscal years ended):

(Amounts in thousands)	4/24/04	4/26/03	4/27/02
Weighted average common shares outstanding (basic)	53,508	57,120	60,739
Effect of options	171	315	386
Weighted average common shares outstanding (diluted)	53,679	57,435	61,125

The weighted average common shares outstanding for diluted earnings per share calculation at April 24, 2004, excludes the incremental effect related to outstanding stock options whose exercise price is in excess of the price of our stock at the end of each fiscal year. These options are excluded due to their antidilutive effect.

Note 17: Segments

Our reportable operating segments are the Upholstery Group segment and the Casegoods Group segment.

The Upholstery Group is comprised of operating units that primarily manufacture and sell to dealers, furniture which is mostly or fully covered with fabric, leather or vinyl. Upholstered furniture includes products, which function as seating for the home and commercial markets, such as reclining and nonreclining chairs, motion and stationary sofas, loveseats, chaises and ottomans. The operating units included in the Upholstery Group are Bauhaus, Clayton Marcus, England, La-Z-Boy, La-Z-Boy Contract, La-Z-Boy UK and Sam Moore. HickoryMark is included through the cessation of its operations in October 2002.

The Casegoods Group is comprised of operating units that primarily manufacture or sell to dealers, products that function as storage, display or table units for the home and commercial markets such as dining room furniture, bedroom suites, occasional tables, chests, desks, wall units and accent pieces along with certain coordinating upholstery. These products are mostly made of hardwood or hardwood veneers. The operating units included in the Casegoods Group are American Drew, American of Martinsville, Hammary, Kincaid,

Lea and Pennsylvania House. Pilliod Furniture is included in the segment information provided through its sale date of November 30, 2001.

Our largest customer represents less than 2.7% of each of our segments' sales.

The accounting policies of the operating segments are the same as those described in Note 1. Segment operating income is based on profit or loss from operations before interest expense, other income and income taxes. Identifiable assets are cash and equivalents, notes and accounts receivable, net inventories, net property, plant and equipment, goodwill and trade names. Our unallocated assets include deferred income taxes, corporate assets (including cash and equivalents), VIEs and various other assets.

Information used to evaluate segments is as follows (for the fiscal years ended):

(Amounts in thousands)	4/24/04	4/26/03	4/27/02
Sales			
Upholstery Group	$1,547,603	$1,589,778	$1,543,756
Casegoods Group	456,090	526,168	611,268
Eliminations	(4,817)	(4,116)	(1,072)
Consolidated	1,998,876	2,111,830	2,153,952
Operating income (loss)			
Upholstery Group	119,020	154,617	130,602
Casegoods Group	(68,079)	32,110	(10,572)
Corporate and other	(21,805)	(23,853)	(23,330)
Consolidated	29,136	162,874	96,700
Depreciation and amortization			
Upholstery Group	18,514	19,115	20,655
Casegoods Group	8,968	9,981	12,560
Corporate and other	1,630	1,599	10,773
Consolidated	29,112	30,695	43,988
Capital expenditures			
Upholstery Group	22,488	22,871	21,997
Casegoods Group	3,617	6,976	9,206
Corporate and other	5,488	2,974	1,763
Consolidated	31,593	32,821	32,966
Assets			
Upholstery Group	624,316	617,225	617,093
Casegoods Group	247,816	351,387	397,277
Unallocated assets	175,364	154,454	147,457
Consolidated	$1,047,496	$1,123,066	$1,161,827
Sales by country			
United States	93%	93%	95%
Canada and other	7%	7%	5%
	100%	100%	100%

Note 18: Share Repurchases

We are authorized to repurchase common stock under the repurchase program approved by our Board of Directors. At April 24, 2004, approximately 6.8 million additional shares could be repurchased pursuant to the repurchase program. Our repurchases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/24/04	4/26/03	4/27/02
Shares repurchased	3,379	5,491	1,750
Cash used for repurchases	$ 72,509	$ 130,287	$ 40,198

Note 19: Related Parties

The Chairman of our Board of Directors is a member of the Board of Directors of Culp, Inc., and chairs its compensation committee. Culp provided 24.6% of the total fabric purchased by us during the fiscal year. The purchases from Culp were at prices comparable to other vendors and under similar terms. Our Chairman has no involvement in our selection or purchase processes related to fabrics.

Note 20: Variable Interest Entities

Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46"), which was issued in December 2003, requires the "primary beneficiary" of a variable interest entity ("VIE") to include the VIE's assets, liabilities and operating results in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that are unable to make significant decisions about its activities; or (iii) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

La-Z-Boy Furniture Galleries® stores that are not owned by us are owned by over 120 independent dealers. These stores sell La-Z-Boy manufactured product as well as various accessories purchased through approved La-Z-Boy vendors. In some cases, we have extended credit beyond normal trade terms to the independent dealers, made direct loans and/or guaranteed certain loans or leases. Most of these independent dealers have sufficient equity to carry out their principal operating activities without subordinated financial support; however, there are certain independent dealers that we have determined do not have sufficient equity. Based on the new criteria for consolidation of VIEs, we have determined that several dealers are VIEs of which, under FIN 46, we are deemed the primary beneficiary and, accordingly, have included them in our consolidated financial statements as of April 24, 2004. Additionally, there are certain independent dealers that qualify as VIEs; however, we are not the primary beneficiary. Our interest in these dealers is comprised of accounts and notes receivable of $15.0 million.

In prior years, we have evaluated the collectibility of our trade accounts receivable from our independent dealers and we have provided an appropriate reserve relating to the collectibility of our receivables with these dealers or the contingent payout under any guarantees. The following table shows the impact of this new standard on our consolidated balance sheet. The changes reflected in the table include the elimination of related payables and receivables as well as the profit in inventory. The shareholders' equity change reflects the cumulative effect of the accounting change. The cumulative effect charge has been reduced by the allowance for doubtful accounts related to the consolidated dealers.

The following table summarizes the balance sheet effect of consolidating the VIEs that we are the primary beneficiary of as of April 24, 2004:

(Amounts in thousands)	VIEs	Consolidated
Assets		
Cash and cash equivalents	$ 3,944	$ 33,882
Accounts receivable, net	(21,826)*	299,801
Inventories, net	12,721	250,568
Deferred income taxes	5,101	37,969
Other current assets	1,951	31,454
Total current assets	1,891	653,674
Property, plant and equipment, net	7,264	212,739
Intangibles	7,714	96,005
Other long-term assets	(12,484)*	85,078
Total assets	$ 4,385	$ 1,047,496
Liabilities and shareholders' equity		
Short-term borrowings	$ —	$ 37,219
Current portion of long-term debt and capital leases	255	5,344
Accounts payable	758	93,298
Other current liabilities	4,190	147,460
Total current liabilities	5,203	283,321
Long-term debt and capital leases	7,211	181,807
Deferred income taxes	—	20,219
Other long-term liabilities	295	39,821
Shareholders' equity (deficit)	(8,324)	522,328
Total liabilities and shareholders' equity	$ 4,385	$ 1,047,496

*Reflects the elimination of intercompany accounts and notes receivable.

Report of Management Responsibilities

The management of La-Z-Boy Incorporated is responsible for the preparation, integrity and objectivity of the financial statements and the other information in this report.

Management is further responsible for establishing and maintaining a system of internal controls as a critical requirement for the operational and financial integrity of results. The system of internal controls is reviewed, evaluated and revised as necessary in light of the results based on constant management oversight, internal and independent audits, changes in business and other conditions. Management believes that the system of internal controls and disclosure procedures, taken as a whole, provides reasonable assurance that (i) financial records are adequate and can be relied upon to allow the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America; (ii) all disclosures, financial and non-financial, are appropriately made; and (iii) access to assets occurs only in accordance with management's authorizations. We comply with applicable changes in the regulatory environment, including the certification of our financial statements.

The Audit Committee of the Board of Directors, which is composed of directors who are not employees of the company, meets regularly with management, internal auditors and the independent auditors to review accounting, auditing and financial matters, including the disclosure of critical accounting estimates and policies. The independent auditors and internal auditors have full and free access to the Audit Committee to discuss their audit work, the company's internal controls and financial reporting matters.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors. Their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board, which included consideration of the company's internal control structure. Their audit report follows.

Kurt L. Darrow
President and Chief Executive Officer

David M. Risley
Senior VP and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders
of La-Z-Boy Incorporated:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity, including pages 28 through 44, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 24, 2004 and April 26, 2003 and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 24, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 20 to the consolidated financial statements, on April 24, 2004, the company adopted Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities." As discussed in Notes 1 and 2 to the consolidated financial statements, the company changed its method of accounting for goodwill and trade names effective April 28, 2002.

PricewaterhouseCoopers LLP

Toledo, Ohio
May 25, 2004

Consolidated Six-Year Summary of Selected Financial Data

(Dollar amounts in thousands, except per share data)

Fiscal year ended	4/24/04 (52 Weeks)	4/26/03 (52 Weeks)	4/27/02 (52 Weeks)	4/28/01 (52 Weeks)	4/29/00 (53 Weeks)	4/24/99 (52 Weeks)
Sales	$1,998,876	$2,111,830	$2,153,952	$2,248,491	$1,778,225	$1,339,016
Cost of sales	1,555,837	1,617,261	1,691,657	1,794,474	1,383,428	1,027,154
Gross profit	443,039	494,569	462,295	454,017	394,797	311,862
Selling, general and administrative	341,960	331,695	353,906	333,223	251,949	205,103
Write-down of intangibles	71,943	—	—	—	—	—
Loss on divestiture	—	—	11,689	—	—	—
Operating income	29,136	162,874	96,700	120,794	142,848	106,759
Interest expense	11,253	10,510	10,063	17,960	9,655	4,440
Other income, net	4,405	2,633	2,299	9,210	7,120	4,919
Pre-tax income	22,288	154,997	88,936	112,044	140,313	107,238
Income tax expense	19,760	58,899	27,185	43,708	52,699	41,096
Income before cumulative effect of accounting change	2,528	96,098	61,751	68,336	87,614	66,142
Cumulative effect of accounting change (net of tax of $5,101 for fiscal 2004 and $17,920 for fiscal 2003)	(8,324)	(59,782)	—	—	—	—
Net income (loss)	$ (5,796)	$ 36,316	$ 61,751	$ 68,336	$ 87,614	$ 66,142
Diluted weighted average shares outstanding (in 000's)	53,679	57,435	61,125	60,692	54,860	53,148
Diluted net income per share before cumulative effect of accounting change	$ 0.05	$ 1.67	$ 1.01	$ 1.13	$ 1.60	$ 1.24
Diluted net income (loss) per share	$ (0.11)	$ 0.63	$ 1.01	$ 1.13	$ 1.60	$ 1.24
Dividends declared per share	$ 0.40	$ 0.40	$ 0.36	$ 0.35	$ 0.32	$ 0.31
Book value on year-end shares outstanding	$ 10.04	$ 11.08	$ 11.90	$ 11.49	$ 10.81	$ 7.93
Return on average shareholders' equity*	0.4%	14.5%	8.8%	10.1%	16.3%	16.5%
Gross profit as a percent of sales	22.2%	23.4%	21.5%	20.2%	22.2%	23.3%
Operating profit as a percent of sales	1.5%	7.7%	4.5%	5.4%	8.0%	8.0%
Income tax expense as a percent of pre-tax income	88.7%	38.0%	30.6%	39.0%	37.6%	38.3%
Return on sales*	0.1%	4.6%	2.9%	3.0%	4.9%	4.9%
Depreciation and amortization	$ 29,112	$ 30,695	$ 43,988	$ 45,697	$ 30,342	$ 22,081
Capital expenditures	$ 31,593	$ 32,821	$ 32,966	$ 37,416	$ 37,968	$ 25,316
Property, plant and equipment, net	$ 212,739	$ 209,411	$ 205,463	$ 230,341	$ 227,883	$ 125,989
Working capital	$ 370,353	$ 464,907	$ 445,850	$ 458,861	$ 455,363	$ 293,160
Current ratio	2.3 to 1	3.2 to 1	3.0 to 1	2.8 to 1	2.9 to 1	3.2 to 1
Total assets	$1,047,496	$1,123,066	$1,161,827	$1,225,797	$1,220,895	$ 630,994
Total debt	$ 224,370	$ 223,990	$ 141,662	$ 215,644	$ 249,670	$ 65,473
Shareholders' equity	$ 522,328	$ 609,939	$ 713,522	$ 695,146	$ 663,092	$ 414,915
Ratio of total debt-to-equity	43.0%	36.7%	19.9%	31.0%	37.7%	15.8%
Ratio of total debt-to-capital	30.0%	26.9%	16.6%	23.7%	27.4%	13.6%
Shareholders	28,500	29,100	33,000	23,600	22,300	16,300
Employees	16,125	16,970	17,850	20,400	21,600	12,800

*Based on income before the cumulative effect of accounting change.

Some prior year information has been reclassified in order to be comparable to current year information.

(Amounts in thousands, except per share data) Quarter ended	7/26/03	10/25/03	1/24/04	4/24/04
Sales	$ 451,472	$ 511,018	$ 492,167	$ 544,219
Cost of sales	358,754	396,233	384,109	416,741
Gross profit	92,718	114,785	108,058	127,478
Selling, general and administrative	81,419	87,727	82,018	90,796
Write-down of intangibles	—	—	—	71,943
Operating income (loss)	11,299	27,058	26,040	(35,261)
Interest expense	3,213	3,026	2,697	2,317
Other income, net	1,272	448	1,301	1,384
Pre-tax income (loss)	9,358	24,480	24,644	(36,194)
Income tax expense (benefit)	3,555	9,303	9,365	(2,463)
Income (loss) before cumulative effect of accounting change	5,803	15,177	15,279	(33,731)
Cumulative effect of accounting change (net of tax of $5,101)	—	—	—	(8,324)
Net income (loss)	$ 5,803	$ 15,177	$ 15,279	$ (42,055)
Diluted average shares outstanding	54,916	54,339	52,931	52,318
Diluted net income (loss) per share before cumulative effect of accounting change	$ 0.11	$ 0.28	$ 0.29	$ (0.64)
Cumulative effect of accounting change per share	—	—	—	(0.16)
Diluted net income (loss) per share*	$ 0.11	$ 0.28	$ 0.29	$ (0.80)

*Due to the repurchase of common shares throughout the fiscal year, quarterly earnings per share will not sum to the annual earnings per share calculation.

(Amounts in thousands, except per share data) Quarter ended	7/27/02	10/26/02	1/25/03	4/26/03
Sales	$ 497,375	$ 563,587	$ 510,539	$ 540,329
Cost of sales	382,552	429,161	392,247	413,301
Gross profit	114,823	134,426	118,292	127,028
Selling, general and administrative	81,936	87,190	78,731	83,838
Operating income	32,887	47,236	39,561	43,190
Interest expense	2,027	2,153	2,948	3,382
Other income, net	116	1,394	435	688
Pre-tax income	30,976	46,477	37,048	40,496
Income tax expense	11,848	17,777	13,887	15,387
Income before cumulative effect of accounting change	19,128	28,700	23,161	25,109
Cumulative effect of accounting change (net of tax of $17,920)	(59,782)	—	—	—
Net income (loss)	$ (40,654)	$ 28,700	$ 23,161	$ 25,109
Diluted average shares outstanding	59,667	57,760	56,765	55,601
Diluted net income per share before cumulative effect of accounting change	$ 0.32	$ 0.50	$ 0.41	$ 0.45
Cumulative effect of accounting change per share	(1.00)	—	—	—
Diluted net income (loss) per share*	$ (0.68)	$ 0.50	$ 0.41	$ 0.45

*Due to the repurchase of common shares throughout the fiscal year, quarterly earnings per share will not sum to the annual earnings per share calculation.

Dividend and Market Information

Fiscal 2004 Quarter Ended	Dividends Paid	Market Price High	Market Price Low	Market Price Close	Fiscal 2003 Quarter Ended	Dividends Paid	Market Price High	Market Price Low	Market Price Close
July 26	$0.10	$23.88	$ 18.25	$ 21.45	July 27	$ 0.10	$ 30.25	$ 19.95	$ 21.75
Oct. 25	0.10	24.75	18.95	19.35	Oct. 26	0.10	27.10	20.03	24.52
Jan. 24	0.10	23.58	18.81	23.46	Jan. 25	0.10	26.00	19.90	20.50
April 24	0.10	$23.52	$ 20.86	$ 21.85	April 26	0.10	$ 21.00	$ 16.20	$ 18.07
	$0.40					$ 0.40			

Fiscal Year	Dividends Paid	Dividend Yield	Dividend Payout Ratio	Market Price High	Market Price Low	Market Price Close	Fiscal Year-End Market Value (in Millions)	P/E Ratio High	P/E Ratio Low
2004	$ 0.40	1.9%	800.0%*	$ 24.75	$ 18.25	$ 21.85	$1,137	495*	365*
2003	0.40	1.7%	24.0%	30.25	16.20	18.07	994	18	10
2002	0.36	1.7%	35.6%	30.94	14.70	30.20	1,811	31	15
2001	0.35	2.2%	31.0%	18.50	13.44	18.02	1,090	16	12
2000	0.32	1.7%	19.9%	24.44	13.69	15.69	962	15	10
1999	$ 0.31	1.7%	24.8%	$ 22.50	$ 15.25	$ 19.00	$ 994	18	12

*Fiscal 2004 includes a $55.9 million after tax write-down of intangibles, which increases the dividend payout ratio by 736.3 percentage points, the high P/E ratio by 472, and the low P/E ratio by 348.

La-Z-Boy Incorporated common shares are traded on the NYSE and PCX (symbol LZB).

2004 and 2003 ratios are based on income before the cumulative effect of accounting change.

BOARD OF DIRECTORS

Kurt L. Darrow
President and Chief Executive Officer

John H. Foss
Retired Manufacturing
Financial Executive

David K. Hehl
Member, Cooley Hehl
Wohlgamuth & Carlton, P.L.L.C.

James W. Johnston
Private Investor

Dr. H. George Levy
Otorhinolaryngologist
CEO of EndueNet, Inc.

Rocque E. Lipford
Senior Principal
Miller, Canfield,
Paddock and Stone, P.L.C.

Melquiades R. Martinez
Of counsel in the firm of
Akerman Senterfitt
Former U.S. Secretary of Housing
and Urban Development

Donald L. Mitchell
Retired Furniture Executive

Patrick H. Norton
Chairman of the Board
La-Z-Boy Incorporated

Helen O. Petrauskas
Retired Automotive Executive

Jack L. Thompson
CEO of Penda Corporation

CORPORATE EXECUTIVES

Patrick H. Norton
Chairman of the Board

Kurt L. Darrow
President and Chief Executive Officer

David M. Risley
Senior VP and Chief Financial Officer

James P. Klarr
VP, Secretary and Corporate Counsel

Mark A. Stegeman
VP and Treasurer

Louis M. Riccio Jr.
VP and Corporate Controller

Steven P. Rindskopf
VP Corporate Human Resources

Stanley W. Kirkwood
VP and Chief Information Officer

DIVISIONAL EXECUTIVES

Upholstery Segment

John J. Case
Senior VP and President
La-Z-Boy Branded Product

Thomas Brown
Managing Director
La-Z-Boy International

Philip G. Gerlach
VP and General Manager
La-Z-Boy Contract Furniture

Rodney D. England
Senior VP and President
Non-Branded Upholstery Product

Michael W. Delgatti
President, Clayton Marcus

Michael C. Moldenhauer
President, Sam Moore Furniture

Steven W. Pilgrim
President, Bauhaus

Casegoods Segment

Steven M. Kincaid
Senior VP and President
Casegoods Product

Noel L. Chitwood
President, American of Martinsville

Michael J. Foster
President, Pennsylvania House

John V. Labarowski
President, Hammary Furniture

R. Jack Richardson Jr.
President, American Drew
and Lea Industries

INVESTOR INFORMATION

Corporate Headquarters

La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162-3390
734-242-1444
www.la-z-boy.com

Dividend Reinvestment Plan

A brochure is available on the La-Z-Boy Dividend Reinvestment Plan. It explains how shareholders may increase their investment in the stock of the Company. Write to Investor Relations.

Investor Relations and Financial Reports

We will provide the Form 10-K to any shareholder that requests it. Security analysts, shareholders and investors may request information (quarterly or annual reports, etc.) from:

Investor Relations
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162
investorrelations@la-z-boy.com

Stock Exchange

La-Z-Boy Incorporated common shares are traded on the New York Stock Exchange and the Pacific Exchange under the symbol LZB.

Shareholder Services

Inquiries regarding the Dividend Reinvestment Plan, dividend payments, stock transfer requirements, address changes and account consolidations should be addressed to the Company's stock transfer agent and registrar:

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
212-936-5100
800-937-5449
www.amstock.com

La-Z-Boy companies online

la-z-boy.com

americandrew.com

americanofmartinsville.com

bauhaususa.com

claytonmarcus.com

England, Inc.*

hammary.com

kincaidfurniture.com

leafurniture.com

pennsylvaniahouse.com

sammoore.com

lzbcontract.com

la-z-boy.co.uk

*No public Web site at this time.



L A Z B O Y
I N C O R P O R A T E D
1284 North Telegraph Road, Monroe, MI 48162

Item shown front and back cover: Todd Oldham by La-Z-Boy Dexter sofa